SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2Q15 Results

Copel records net income of R$ 302.0 million in the 2Q15

Net income totaled R$302.0 million in 2Q15, 21.7% higher than the R$248.3 million recorded in 2Q14, while EBITDA reached R$493.2 million, 5.7% up on the same period last year. This result was due to the revenue of R$478.1 million related to results of sectorial financial assets and liabilities and the R$120.6 million financial result, due to the increased monetary variation in the period, partially offset by higher costs with the purchase of energy from the auctions (CCEARs) and Itaipu.

	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenues (R$ million)	3,909	4,237	3,118	25.4	8,146	6,169	32.0
Operating Income (R$ million)	448	731	355	26.3	1,165	1,170	(0.5)
Net Income (R$ million)	302	485	248	21.7	772	831	(7.1)
Earnings per share (R$)	1.10	1.77	0.91	21.7	2.82	3.04	(7.1)
EBITDA (R$ million)	493	835	467	5.7	1,328	1,325	0.2
Return on Shareholders' Equity (annualized)¹	9.1%	14.9%	7.9%	15.4	11.6%	13.3%	(12.6)
Energy Supply (GWh)	6,900	7,288	6,832	1.0	14,188	14,063	0.9
Capex² (R$ million)	535	428	545	(1.9)	962	1,001	(3.9)
EBITDA Margin	12.6%	19.7%	15.0%	(15.7)	16.3%	21.5%	(24.1)
Operating Margin	11.5%	17.3%	11.4%	0.8	14.3%	19.0%	(24.6)
Net Margin	7.7%	11.4%	8.0%	(3.0)	9.5%	13.5%	(29.7)
¹ Calculated according to the initial shareholders' equity for the year.
² Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Jun-15	Mar-15	Dec-14	Sep-14	Jun-14	Mar-14
Power Purchase Average Rate - Copel Dis	213.44	202.95	192.42	185.94	174.40	157.43
Retail Average Rate - Copel Dis	376.65	367.54	281.28	282.48	225.56	226.12
Sales to Distributors Average Rate - Copel GeT	151.92	147.23	154.92	115.30	150.56	147.72

Indicators	Jun-15	Mar-15	Dec-14	Sep-14	Jun-14	Mar-14
Equity	14,156,143	14,131,518	13,682,780	13,753,348	13,520,093	13,502,862
Net debt	5,575,269	5,081,599	4,722,942	3,169,611	3,102,659	2,816,772
Book Value per Share	51.73	51.64	50.00	50.26	49.41	49.34
Net debt/ Shareholders' Net Equity	49.4%	46.4%	44.2%	41.1%	42.2%	33.6%
Current Liquidity	1.6	1.3	1.3	1.4	1.7	1.5

CPLE3 | R$23.65 CPLE6 | R$34.95	ELP | US$11.00 XCOP | €9.83	Market value | R$7.9 bi * Quotes 06.30.2015

Earnings Release 2Q15

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	9
2.1 Operating Revenues	9
2.2 Operating Costs and Expenses	10
2.3 Equity in the Earnings of Subsidiaries	12
2.4 EBITDA	12
2.5 Financial Result	12
2.6 Consolidated Net Income	13
2.7 Consolidated Income Statement	13
3. Consolidated Balance Sheet	14
3.1 Assets	14
3.2 Liabilities	17
4. Performance of the Main Companies	20
4.1 Copel Geração e Transmissão	20
4.2 Copel Distribuição	20
4.3 Copel Telecomunicações	21
4.4 UEG Araucária	22
5. Investment Program	23
6. Power Market and Tariffs	23
6.1 Captive Market Copel Distribuição	23
6.2 Grid Market (TUSD)	24
6.3 Electricity Sales	24
6.4 Total Energy Sold	25
6.5 Energy Flow	26
6.6 Tariffs	27
7. Capital Market	29
7.1 Capital Stock	29
7.2 Stock Performance	30
7.3 Dividends and Interest on Own Capital	31
8. Operating Performance	32
8.1 Generation	32
8.2 Transmission	38
8.3 Distribution	39
8.4 Telecommunications	41
8.5 Equity Interests	42
8.6 New Projects	43
9. Other Information	46
9.1 Human Resources	46
9.2 Main Operational Indicators	47
9.3 Conference Call 2Q15 Results	48
Exhibit I Consolidated Cash Flow Statement	49
Exhibit II Financial Statements Wholly Owned Subsidiaries	50
Exhibit III Financial Statements by Company	53

2

* Amounts subject to rounding.

Earnings Release 2Q15

1. Main Events in the Period

Annual Tariff Increase

Aneel, through Resolution 1,897, of June 16, 2015, authorized Copel Distribuição’s Annual Tariff Increase of 15.32% on average for consumers, comprising (a) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (b) 0.34% related to the restatement of Portion B, (c) -3.25% related to the adjustment of Portion A, and (d) -2.35% reflecting the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.

Generation Concessions Expired

The concession agreements of the Governador Parigot de Souza HPP (260 MW) and the Mourão I SHP (8.2 MW), which were under the ownership of Copel Geração e Transmissão and corresponding to 5% of the operating installed capacity of the assets belonging to Copel Geração e Transmissão, expired on July 7, 2015. In accordance with Ordinance 189, of May 8, 2015, of the Ministry of Mines and Energy (MME), these plants will remain under Copel GeT’s responsibility for the provision of electricity generation services in order to ensure the continuity of the services, until a new bidding process is conducted, and the energy generated by these enterprises began to be allocated to distributors in the quota system, according to Law 12,783, of  January 11, 2013. For further details, please refer to item 8.1.

Annual Generation Revenues - AGR

Aneel, through Resolution 1,924, of July 28, 2015, approved the Annual Generation Revenues of the hydroelectric plants under the quota system, pursuant to Law 12,783, of January 11, 2013. As a result, Copel GeT will receive a total Annual Generation Revenue (AGR) of R$34.2 million, of which (a) R$31.5 million corresponds to the Governador Parigot de Souza HPP, (b) R$2.1 million to the Mourão I SHP, and (c) R$631.9 thousand to the Rio dos Patos SHP (whose concession agreement expired on February 14, 2014). The respective AGRs are valid for the period from July 8, 2015 to June 30, 2016, or until these plants are transferred to the winners of the corresponding bids, whichever occurs first. For further details, please refer to item 8.1.

Annual Permitted Revenue (APR)  of Transmission Assets

Aneel, through Resolution 1,918, dated June 29, 2015, established annual permitted revenue for electricity transmission concessionaires. The permitted amount for the 2015/2016 cycle for the operating transmission assets of Copel GeT and SPCs (proportional to Copel's interest) is R$273.5 million, 51.3% higher than the amount granted for the previous cycle, due to (a) the start-up of new assets, (b) the adjustment of the contracts for period inflation, and (c) system improvements approved by Aneel. In addition to its operating assets, Copel, through Copel GeT and the SPCs, is building ten new projects that will add R$367.7 million to Copel’s APR after start-up. For further details, please refer to item 8.2.

3
* Amounts subject to rounding.

Earnings Release 2Q15

Extension of Copel Distribuição’s Concession

On June 2, 2015, the Presidency of the Republic issued Decree 8,461, which governs the extension of electricity concessions dealt with by article 7 of Law 12,783, of January 11, 2013. In accordance with the decree, the Ministry of Mines and Energy may extend electricity distribution concession agreements for another 30 years in order to meet efficiency criteria related to the quality of the services provided and economic and financial management of the concession, in addition tariff affordability.

In order to obtain subsidies to improve the model of the amendment to the concession agreements to be extended, some aspects related to (a) quality indicator criteria, (b) annual investment capture, (c) distributors’ governance and transparency, among others are under discussion in Public Hearing 38/2015, promoted by Aneel.

In addition, the Federal Accounting Court (TCU) ordered the Ministry of Mines and Energy to immediately suspend the extension of concession agreements until the court presents a conclusive opinion on the conditions of these extensions.  The Company relies on the possibility of extension of that concession contract since guaranteed the profitability levels of the company.

Result of Net Sectorial Financial Assets and Liabilities

In 2Q15, Copel Distribuição recognized revenue of R$478.1 million related to the net balance of sectorial financial assets and liabilities in the period. Pursuant to CVM Resolution 732/14, which approved Technical Orientation OCPC 8, the recognition of certain sectorial financial assets or liabilities has become mandatory as of 2014, due to the execution of the Fourth Amendment to Copel Distribuição’s Concession Agreement, with the inclusion of the guarantee that the residual amounts of items of Portion A and other financial components not recovered or returned through the tariff will be considered in, or discounted from, the indemnification for non-amortized assets at the expiration of the concession for any reason. Please see item 4.2.

Revenues from the Spot Market - CCEE

Copel recorded revenues of R$683.6 million from the CCEE in 2Q15, 20.9% lower than in the same period of 2014, thanks to the strategy of allocating energy to the short-term market this year, concentrated in 1Q15 and impact of Generating Scaling Factor (GSF).

4
* Amounts subject to rounding.

Earnings Release 2Q15

Tariff Flags

In the first six months of 2015, the Brazilian electricity sector operated with a red flag. Until June, the Company recorded R$542.5 million related to revenues from tariff flags. Aneel, through technical notes 38/2015, 59/2015, 118/2015, 131/2015, 173/2015 and 196/2015, recognized R$494.3 million related to the period, of which (a) R$25.9 million related to January, (b) R$61.3 million to February, (c) R$83.9 million to March, (d) R$112.5 million to April, (e) R$105.5 million to May and (f) R$105.3 million to June.  The amounts recognized based on the Company’s estimates will be adjusted in subsequent periods. The chart below shows the main criteria implemented as of March 2015.

Centralized Account for Tariff Flag Funds – CCRBT

On February 4, 2015, the Brazilian government issued Decree 8,401 attributing to the Electric Energy Trading Chamber – CCEE the creation and management of the Centralized Account for Tariff Flag Funds – CCRBT, in which the distributors are to deposit the funds from tariff flags. The monthly amounts of the CCRBT’s financial transfers are calculated based on the net result between revenue from the application of the flags and the actual incurred costs of the purchase of thermal power and exposure to the spot market, not covered by the tariff in effect in the period.

Until June 2015, Copel Distribuição transferred R$107.4 million to CCRBT, of which (a) R$1.2 million related to January, (b) R$14.7 million to February, (c) R$13.3 million to March, (d) R$26.3 million to April, (e) R$13.5 million to May and (f) R$38.5 million to June. In the 2015 annual tariff adjustment, revenues arising from the application of the tariff flag surcharge and the flag account transfers for the period from January to March 2015 were considered in the calculation of energy CVA and ESS/EER CVA, pursuant to Aneel Resolution 1,897, of June 16, 2015. The costs not covered by transfers from the centralized account will be recovered by the distribution concessionaires in the subsequent tariff process.

Araucária TPP

Because it operates without an availability agreement, the Araucária TPP’s variable unit cost – CVU is calculated and established by Aneel in order to recover, in addition to fuel costs, operating costs and the asset's remuneration. Through Order 210, of January 28, 2015, Aneel approved the CVU for the period between February 2015 and January 2016, as follows: R$765.86/MWh between February and May 2015 and R$595.11/MWh between June 2015 and January 2016. In the second quarter of 2015, the Araucária TPP’s dispatch was 864 GWh, 0.9% lower than in 2Q14, while, in the first six months of 2015, the plant generated 1,827 GWh, 19.5% higher than the 1,529 GWh produced in the same period last year.  For further details, please refer to item 4.4

5
* Amounts subject to rounding.

Earnings Release 2Q15

Progress of the Colíder HPP works

At the Colíder HPP construction site, we are making progress in the assembly of electromechanical equipment and the clearing of the reservoir area. On July 28, we concluded the launch and installation of the pre-distributor ring of the plant's third and last generation unit. The equipment is responsible for the distribution and routing of the water flow in the generation unit. As a result of the Government's actions and force majeure occurred during the implementation of Colíder HPP, the start-up schedule has undergone adjustments, and the entry into commercial operation of Unit 1, originally scheduled for April 30, 2016, moved to the second half of 2016. For further details, please refer to item 8.1.

Inauguration – Wind Farms

On June 16, Copel inaugurated the seven first wind farms in the complexes under construction in Rio Grande do Norte. The ceremony, in the municipality of João Câmara, marked the start-up of the four wind farms belonging to São Bento Energia (Boa Vista, Olho d’Água, São Bento do Norte and Farol) and another three wind farms belonging to Copel Brisa Potiguar (Santa Maria, Santa Helena and Ventos de Santo Uriel). For further details, please refer to item 8.1.

São Miguel do Gostoso Wind Farm Complex

In April 2015, we concluded the works of the four wind farms belonging to the São Miguel do Gostoso I Wind Farm Complex (49% Copel and 51% Voltália), which is located in Rio Grande do Norte and has an installed capacity of 108 MW. Aneel, through Order 2,233, of July 9, 2015, and 2,538, of August 5, 2015, considered suitable for commercial operation of the generating units Wind Farms Reduto, Carnaúbas, Santo Cristo and São João, with total installed capacity 108 MW. However, the commercial operation will begin after completion of the works of transmission facilities (ICG Touros) transmission agent's responsibility, scheduled for the first half of 2016. For further details, please refer to item 8.1.

Brisa Potiguar Wind Farm Complex

Aneel, through Order 2,513/2015, authorized the start-up of the generation units of the Asa Branca I wind farm, which is part of the Brisa Potiguar Wind Farm Complex, as of August 5, 2015. The wind farm has an installed capacity of 27 MW and assured energy of 13.2 average-MW. For further details, please refer to item 8.1.

6
* Amounts subject to rounding.

Earnings Release 2Q15

Start-up – Londrina – Figueira Transmission Line

On June 28, 2015, the 230 kV Londrina – Figueira transmission line, a Copel GeT project, began operations. The 92 km circuit connects the Londrina and Figueira substations, covering another six municipalities in northern Paraná. The Londrina – Figueira line, together with the Foz do Chopim – Salto Osório circuit in the southwest of Paraná, is part of a lot of works that Copel GeT won in the Aneel transmission auction 005/2012 of June 2012. With a total CAPEX of R$37.0 million, the lot added R$6.4 million to Copel GeT’s APR. For further details, please refer to item 8.2.

Start-up – Marumbi Transmissora de Energia

On July 2, 2015, the 525 kV Curitiba-Curitiba Leste transmission line, with 29.4 km of transmission, and the 672 MVA Curitiba Leste substation, both of which are projects of Marumbi Transmissora de Energia, a SPC formed by Copel GeT (80%) and Eletrosul (20%), began operations. With CAPEX of R$130.0 million, the project will generate total updated APR of R$18.4 million. For further details, please refer to item 8.2.

Copel Distribuição receives Abradee Award

Copel was elected Brazil's best energy distributor by consumers, according to the 2015 Abradee Survey, conducted by the Brazilian Association of Energy Distributors. It is the fourth time in five years that Copel has received the Abradee award in the “Customer opinion” category. Distributors from all over the country participated in different categories. Copel received the highest grade in the perceived quality satisfaction index (ISQP). The index is calculated based on a questionnaire with approximately 70 questions in which more than 2,000 consumers across Paraná evaluated the Company in five different quality areas: energy supply, information and communications, company's image, electricity bills and customer service. The Abradee Award has been granted every year since 1999. With this year’s award, the Company already has 17 trophies, five of which in the customer opinion category and three as the best national distributor.

Copel is included in the Global Sustainability Index - MSCI

Copel was included in the sustainability index of Morgan Stanley Capital International (MSCI), the global leader in the composition of financial indices that serve as a benchmark for investors.

The index evaluates the sustainability performance of publicly held companies in the social, environmental and governance spheres, identifying situations that may have an impact on their image and grading them from 0 to 10. Copel obtained the maximum grade in 25 of the 28 analyzed indicators, which include the control of carbon emissions and the disclosure of administrative and financial management information. The study and the certification were carried out through documents and data available to the public on the Company’s website. Currently, 1,160 companies are part of the sustainability index worldwide, 60 of them in Latin America.

7
* Amounts subject to rounding.

Earnings Release 2Q15

Injunction against the application of the Generation Scaling Factor (GSF)

Copel GeT is the plaintiff in the injunction issued on July 1, 2015 by the judge of the 20th Federal Court of Brasília, in a lawsuit filed by the Brazilian Association of Independent Electricity Producers – Apine, in which it was determined that, until a final and unappealable decision is issued for this lawsuit, Aneel should abstain from adjusting the Energy Reallocation Mechanism – MRE, in case the total MRE  generated is lower than the assured energy, for the group of companies associated with Apine. The decision is intended to interrupt the costs incurred by the hydroelectric generators as a result of the current GSF values, impacted by structural and conjunctural facts.

In addition, on August 4, 2015, the judge of the 17th Federal Court of Brasília issued an injunction in the lawsuit filed by the Brazilian Association of Energy Distributors – Abradee, in which Copel is a plaintiff, determining that the Board of Directors of the Electric Energy Trading Chamber – CCEE shall abstain from imposing on the Abradee members the financial burden of any court rulings they are not party to, related to the effects of the current GSF amounts on hydroelectric generators, as well as apply any sanction resulting therefrom until final judgment. These are lower court decisions, which may be appealed. As these decisions are subsequent events, they do not affect 2Q15 results.

8
* Amounts subject to rounding.

Earnings Release 2Q15

2. Financial Performance

2.1 Operating Revenues

In 2Q15, operating revenues reached R$3,908.8 million, 25.4% up on the R$3,118.2 million in the same period of 2014, led by:

(i) the 54.3% increase in revenue from “electricity sales to final customers”, (which reflects only actual sales revenues, excluding the distribution grid tariff TUSD), chiefly due to (a) the 24.86% tariff increase applied to Copel Distribuição’s tariffs as of June 24, 2014, (b) the Extraordinary Tariff Revision – RTE, which increased Copel Distribuição’s tariffs by 36.79% as of March 2, 2015, (c) the 1.0% expansion of Copel Distribuição’s captive market over 2Q14;

(ii) reduction of 11.2% in “electricity sales to distributors”, due to result of the decline in spot market revenues, as a result of the strategy of allocating energy to the short-term market adopted by Copel GeT in 2015 compared with 2014, when sales were concentrated in the first and second quarter;

(iii) the 4.5% decline in the use of the main transmission grid (TUSD and TUST revenues) in the period was due to the increase in consumer charges, especially the increase in the CDE funds, which were not fully considered in the Extraordinary Tariff Revision (RTE). The portion of CDE funds without the due was included in the result of sectorial financial assets and liabilities of the 2Q15, and became part of the tariff from June 24, 2015;

(iv) the 18.9% reduction in “construction revenue”, as a result of the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 28.1% upturn in “revenues from telecommunication”,  following the expansion of the area of operations and the provision of services to new customers – the customer base grew from 13,135 at the end of June 2014 to 34,475 to the end of June 2015;

(vi) a 33.1% increase in “piped gas distribution” (supplied by Compagas), chiefly due to the tariff adjustment (6.0% in March 2015) and market growth, mainly in the residencial and industrial segments with the entry of new customers;

(vii) the recognition of R$478.1 million in the “result of sectorial financial assets and liabilities” account, stemming mainly from costs with the charges of CDE funds and the recognition of part of the tariff deferrals of 2013 and 2014; and

(viii) reduction of 38.8% in “other operating revenues”, chiefly due to (a) the change in the recording of the amounts related to the compensation of unavailability of electricity generation, pursuant to Aneel Dispatch 4,786/2014.

9
* Amounts subject to rounding.

Earnings Release 2Q15

R$ '000
Income Statement	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1,420,458	1,328,700	920,431	54.3	2,749,158	1,843,141	49.2
Electricity sales to distributors	1,041,606	1,293,020	1,172,896	(11.2)	2,334,626	2,280,822	2.4
Use of the main distribution and transmission grid	480,632	595,105	503,384	(4.5)	1,075,737	1,061,308	1.4
Construction revenue	272,962	268,232	336,711	(18.9)	541,194	626,559	(13.6)
Revenues from telecommunications	51,303	47,602	40,040	28.1	98,905	79,292	24.7
Distribution of piped gas	139,202	121,475	104,604	33.1	260,677	185,465	40.6
Result of sectorial financial assets and liabilities	478,136	560,885	-	-	1,039,021	0	-
Other operating revenues	24,539	22,083	40,108	(38.8)	46,622	92,659	(49.7)
Operating revenue	3,908,838	4,237,102	3,118,174	25.4	8,145,940	6,169,246	32.0

2.2 Operating Costs and Expenses

In 2Q15, operating costs and expenses reached R$3,626.9 million, 27.9% up on the R$2,834.9 million recorded in 2Q14. The most important variations were:

(i) the 48.9% increase in “electricity purchased for resale”, due to higher costs with energy acquisition (a) in the auctions (CCEAR), a result of the new energy purchase agreements at higher prices (in the 18th Adjustment Auction, held on January 15, 2015, Copel Dis acquired 302 average-MW at R$385.87/MWh) and the adjustment of the contracts for inflation, (b) in Itaipu, due to the tariff increase and the dollar appreciation, and (c) the end of the transfer of CDE and ACR account funds, which totaled R$230.2 million in 2Q14 and offset costs in that period;

R$'000
Electricity Purchased for Resale	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
CCEAR (Auction)	1,076,635	1,092,248	878,078	22.6	2,168,883	1,498,381	44.7
Itaipu Binacional	354,472	372,601	172,480	105.5	727,073	354,745	105.0
CCEE	439,353	407,251	382,544	14.9	846,604	1,378,387	(38.6)
(-) Transfer CDE and ACR funds - CCEE	-	-	(230,230)	-	-	(1,062,001)	-
Proinfa	45,207	44,043	45,429	(0.5)	89,250	91,429	(2.4)
Bilateral	3,912	18,990	56,097	(93.0)	22,902	116,259	(80.3)
(-) PIS/Pasep and Cofins	(143,961)	(143,381)	(112,151)	28.4	(287,342)	(202,643)	41.8
TOTAL	1,775,618	1,791,752	1,192,247	48.9	3,567,370	2,174,557	64.1

(ii) the 54.1% upturn in “charges of the main distribution and transmission grid ”, basically due to the operational start-up of new assets in the system, the higher cost with System Service Charges (ESS) due to the increased thermal dispatch in the period, and the increase in the tariff to use Itaipu’s transmission system;

10
* Amounts subject to rounding.

Earnings Release 2Q15

Charges of the main distribution and transmission grid	2Q15	1Q15	2Q14	Var.%	1S15	1S14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System usage charges	156,856	155,373	110,859	41.5	312,229	220,106	41.9
Itaipu transportation charges	21,357	18,596	14,377	48.5	39,953	29,297	36.4
System Service Charges - ESS	36,691	52,563	15,523	136.4	89,254	35,658	150.3
(-) PIS / Pasep and Cofins ta xes on charges for use of power grid	(18,609)	(16,118)	(13,363)	39.3	(34,727)	(27,089)	28.2
TOTAL	196,294	210,414	127,396	54.1	406,708	257,972	57.7

(iii) the 8.9% increase in “personnel and management” in the period, totaling R$250.0 million, mainly reflecting the 7.5% adjustment in wages and salaries as of October 2014;

(iv) the 30.7% upturn in “pension and healthcare plans”, which reflects the accrual of amounts calculated in accordance with CVM Resolution 695/2012, mainly by higher expenses with the assistance plan in the period;

(v) the “materials and supplies for power electricity” line includes costs with the acquisition of coal for the Figueira Thermal Power Plant and natural gas for the Araucária Thermal Power Plant, and considers the elimination between companies of the same group (Araucaria TPP buys gas from Compagas) and reflects the increase in the tax rate in the period;

(vi) the 4.9% upturn in “natural gas and supplies for the gas business", as a result of the purchase of natural gas by Compagas to meet the market expansion in the period;

(vii) the 14.4% increase in “third-party services” as a result of higher costs with the maintenance of the electrical system, metering and bill delivery, partially offset by the decline in costs with communications, data processing and transmission and the maintenance of facilities;

(viii) “provisions and reversals” totaled R$182.9 million in the period owing to due to the provision of R$116.6 million chiefly related to litigation related to civil, administrative and labor claims and R$67.3 million in doubtful accounts, R$46.7 million of which related to the frustration of revenue due to the delayed start-up of Colíder HPP and considers the differences between the energy selling prices traded in the CCEARs in the Colíder Hydroelectric Power Plant and the PLD;

(ix) the 12.0% decrease in “construction cost” resulted from investments in power distribution and transmission in the period; and

(x) the 34.1% decline in "other operating costs and expenses", due to higher costs with financial compensation for the use of water resources, as a result of the lower production of hydroelectric power in the period, in addition to the “comparison base effect”, caused by a non-recurring event in 2Q14.

11
* Amounts subject to rounding.

Earnings Release 2Q15

							R$ '000
Operating Costs and Expenses	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1,775,618	1,791,752	1,192,247	48.9	3,567,370	2,174,557	64.1
Charge of the main distribution and transmission grid	196,296	210,412	127,396	54.1	406,708	257,973	57.7
Personnel and management	249,969	243,801	229,614	8.9	493,770	448,438	10.1
Pension and healthcare plans	61,710	64,188	47,202	30.7	125,898	96,619	30.3
Materials and supplies	17,523	20,703	18,198	(3.7)	38,226	36,384	5.1
Materials and supplies for power eletricity	86,329	46,725	45,182	91.1	133,054	50,110	165.5
Natural gas and supplies for the gas business	405,422	350,556	386,548	4.9	755,978	701,306	7.8
Third-party services	124,355	109,236	108,719	14.4	233,591	200,504	16.5
Depreciation and amortization	165,839	159,271	154,190	7.6	325,110	308,162	5.5
Provisions and reversals	182,919	220,773	87,968	107.9	403,692	149,002	170.9
Construction cost	288,893	273,186	328,282	(12.0)	562,079	626,563	(10.3)
Other cost and expenses	72,060	117,208	109,350	(34.1)	189,268	187,030	1.2
TOTAL	3,626,933	3,607,811	2,834,896	27.9	7,234,744	5,236,648	38.2

2.3 Equity in the Earnings of Subsidiaries

Equity in the results of subsidiaries reflects gains and losses from investments in Copel’s investees. In 2Q15, equity in the earnings of subsidiaries totaled R$45.4 million, consisting mainly by gains the SPCs transmission, Sanepar, Domino Holdings, Foz do Chopim Energética and Dona Francisca.

2.4 EBITDA

Earnings before interest, taxes, depreciation and amortization amounted to R$493.2 million in 2Q15, 5.7% higher than in the same period last year (R$466.8 million).

2.5 Financial Result

In 2Q15, financial income totaled R$308.6 million, 94.8% higher than in the same period of 2014, due to the higher  monetary variation on receivables related to the concession and the CRC transfer, reflecting the higher inflation (IGP-M and IGP-DI respectively) in the period, and the recognition of R$47.7 million in income from sectorial assets and liabilities.

Financial expenses totaled R$188.0 million in 2Q15, 61.5% up on 2Q14, chiefly due to the increase in debt charges arising from the higher balance of financing and debentures.

Thus, the financial results of 2Q15 was positive by R$120.6 million, 186.8% higher than the R$42.1 million in the same period last year.

12
* Amounts subject to rounding.

Earnings Release 2Q15

R$'000
	2Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Financial Revenues	308,635	158,445	94.8	528,511	383,456	37.8
Income and monetary variation on CRC transfer	46,973	27,835	68.8	98,966	85,679	15.5
Income from investments held for trading	34,514	42,332	(18.5)	57,025	79,333	(28.1)
Monetary restatement on indemnifiable assets - concession	49,521	(2,020)	(2,551.5)	93,088	51,350	81.3
Late fees on electricity bills	38,974	54,560	(28.6)	73,318	94,973	(22.8)
Monetary restatement on indemnified assets - extension of the concession	81,936	15,158	440.5	89,912	33,835	165.7
Income from financial investments available for sale	4,157	6,185	(32.8)	8,719	11,304	(22.9)
Income from sectorial assets and liabilities	32,813	-	-	78,142	-	-
Other financial revenues	19,747	14,395	37.2	29,341	26,982	8.7
Financial Expenses	(188,006)	(116,382)	61.5	(366,997)	(230,426)	59.3
Debt charges	(148,823)	(80,018)	86.0	(262,310)	(151,812)	72.8
Monetary variation - ANEEL Concession - Use of public asset	(24,790)	(11,358)	118.3	(46,942)	(34,345)	36.7
Monetary and exchange variation	(561)	(12,702)	(95.6)	(8,399)	(17,589)	(52.2)
Interest on R&D and PEE	(8,024)	(5,424)	47.9	(15,170)	(10,295)	47.4
Other financial expenses	(5,808)	(6,880)	(15.6)	(34,176)	(16,385)	108.6
Financial income (expenses)	120,629	42,063	186.8	161,514	153,030	5.5

2.6 Consolidated Net Income

Copel recorded net income of R$302.0 million in 2Q15, 21.7% higher than in the same period of 2014 (R$248.3 million).

2.7 Consolidated Income Statement

R$'000
Income Statement	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	3,908,838	4,237,102	3,118,174	25.4	8,145,940	6,169,246	32.0
Electricity sales to final customers	1,420,458	1,328,700	920,431	54.3	2,749,158	1,843,141	49.2
Electricity sales to distributors	1,041,606	1,293,020	1,172,896	(11.2)	2,334,626	2,280,822	2.4
Use of the main distribution and transmission grid	480,632	595,105	503,384	(4.5)	1,075,737	1,061,308	1.4
Construction revenue	272,962	268,232	336,711	(18.9)	541,194	626,559	(13.6)
Revenues from telecommunications	51,303	47,602	40,040	28.1	98,905	79,292	24.7
Distribution of piped gas	139,202	121,475	104,604	33.1	260,677	185,465	40.6
Result of Sectorial financial assets a nd liabilities	478,136	560,885	-	-	1,039,021	-	-
Other operating revenues	24,539	22,083	40,108	(38.8)	46,622	92,659	(49.7)
OPERATING COSTS AND EXPENSES	(3,626,933)	(3,607,811)	(2,834,896)	27.9	(7,234,744)	(5,236,648)	38.2
Electricity purchased for resale	(1,775,618)	(1,791,752)	(1,192,247)	48.9	(3,567,370)	(2,174,557)	64.1
Charge of the main distribution and transmission grid	(196,296)	(210,412)	(127,396)	54.1	(406,708)	(257,973)	57.7
Personnel a nd ma nagement	(249,969)	(243,801)	(229,614)	8.9	(493,770)	(448,438)	10.1
Pension and healthcare plans	(61,710)	(64,188)	(47,202)	30.7	(125,898)	(96,619)	30.3
Materials and s upplies	(17,523)	(20,703)	(18,198)	(3.7)	(38,226)	(36,384)	5.1
Materials and s upplies for power eletricity	(86,329)	(46,725)	(45,182)	91.1	(133,054)	(50,110)	165.5
Natural gas a nd suppli es for the ga s business	(405,422)	(350,556)	(386,548)	4.9	(755,978)	(701,306)	7.8
Third-party s ervices	(124,355)	(109,236)	(108,719)	14.4	(233,591)	(200,504)	16.5
Depreciation a nd amortization	(165,839)	(159,271)	(154,190)	7.6	(325,110)	(308,162)	5.5
Provisions and reversals	(182,919)	(220,773)	(87,968)	107.9	(403,692)	(149,002)	170.9
Construction cost	(288,893)	(273,186)	(328,282)	(12.0)	(562,079)	(626,563)	(10.3)
Other cost a nd expenses	(72,060)	(117,208)	(109,350)	(34.1)	(189,268)	(187,030)	1.2
EQUITY IN EARNINGS OF SUBSIDIARIES	45,447	46,362	29,313	55.0	91,809	84,582	8.5
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	327,352	675,653	312,591	4.7	1,003,005	1,017,180	(1.4)
FINANCIAL RESULTS	120,629	55,764	42,063	186.8	161,514	153,030	5.5
Financial income	308,635	219,876	158,445	94.8	528,511	383,456	37.8
Financial expenses	(188,006)	(164,112)	(116,382)	61.5	(366,997)	(230,426)	59.3
OPERATIONAL EXPENSES/ INCOME	447,981	731,417	354,654	26.3	1,164,519	1,170,210	(0.5)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(145,966)	(246,547)	(106,398)	37.2	(392,513)	(338,904)	15.8
Income tax and social contribution on profit	(161,814)	(308,560)	(265,700)	(39.1)	(470,374)	(548,771)	(14.3)
Deferred income tax and social contribution on profit	15,848	62,013	159,302	(90.1)	77,861	209,867	(62.9)
NET INCOME (LOSS)	302,015	484,870	248,256	21.7	772,006	831,306	(7.1)
Attributed to controlling shareholders	275,339	433,968	212,488	29.6	709,307	749,055	(5.3)
Attributed to non-controlling interest	26,676	36,023	35,768	(25.4)	62,699	82,251	(23.8)
EBITDA	493,191	834,924	466,781	5.7	1,328,115	1,325,342	0.2

13
* Amounts subject to rounding.

Earnings Release 2Q15

3. Consolidated Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2014 are described below. Please refer to the Explanatory Notes to our Quarterly Financial Information for further information.

3.1 Assets

On June 30, 2015, Copel’s assets totaled R$27,946.2 million, 9.1% up on December 31, 2014.

Main asset accounts

Cash, Cash Equivalents and Bonds and Securities

On June 30, 2015, the cash, cash equivalents and bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,413.3 million, 6.1% higher than the R$1,331.5 million recorded in 2014, and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

Customers

In 1H15, “customers” increased by 22.4% compared to 2014, totaling R$2,758,8 million, chiefly due to the recording of R$602.9 million related to the sale of energy in the spot market, R$401.3 million of which related to the Araucária TPP and R$181.6 million to Copel GeT, as well as the recognition of the provision for doubtful accounts of R$119.7 million related to differences between the Colíder HPP’s energy selling prices traded in the CCEARs and the PLD in the period.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025. The current CRC balance is R$1,353.8 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

Sectorial Financial Assets

As a result of  the execution of the Fourth Amendment to Copel Distribuição’s Concession Agreement, with the inclusion of the guarantee that the residual amounts of items of Portion A and other financial components not recovered or returned via the tariff will be considered in, or discounted from, the indemnification for non-amortized assets at the expiration of the concession, and the CVM Resolution 732/14, approved Technical Orientation OCPC 8 as of the fiscal year ended December 31, 2014, it became mandatory  recognition of sectorial financial assets or liabilities in the financial statements. On June 30, 2015, the balance of net sectorial financial assets totaled R$1,705.3 million, R$935.3 million of which corresponds to the accumulated deferrals restated by the IGP-M general price market index related to the 2013 and 2014 tariff adjustments. For further details, please refer to our Quarterly Financial Statements (note 9).

14
* Amounts subject to rounding.

Earnings Release 2Q15

Accounts Receivable Related to the Concession Extension

Following Copel Geração e Transmisão’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 1, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$893.9 million (considering only the assets that began operating after May 2000). On June 30, the amount recorded in this account totaled R$408.8 million.

With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000 (RBSE), and Aneel Resolution 589, of December 13, 2013, established that the indemnification would be calculated based on the New Replacement Value (VNR), less the asset depreciation rate.

On March 31, 2015, Copel presented to Aneel the appraisal report of the electricity transmission assets – RBSE and Other Transmission Facilities – RPC related to the concession agreement 060/2001. The evaluation report was prepared by American Appraisal Ltda Assessment Services The indemnification value calculated totals R$882.3 million with base date on December 31, 2012, while the book value of these assets, according our Standart Financial Statements, was R$160.2 million on the same date.

In June, representatives of Aneel’s Superintendence of Economic and Financial Oversight began calculating the indemnifiable amount. The Company awaits the final oversight report and Aneel’s approval of the amounts to be received. The financial and economic effects and the acknowledgment of the respective accounting impacts on the Financial Statements will depend on the ratification of the final result of the appraisal report by the regulatory authority, and the establishment of the form and period for receiving the indemnification by the Ministry of Mines and Energy.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up by 11.9% until June 30, 2015, due to contributions recorded and equity in the earnings.  “Property, plant and equipment” increased by 4.3%, due to new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” fell by 10.5%, chiefly due to the capitalization of accounts receivable related to the concession, partially offset by the recognition of investments in new assets at Copel Distribuição.

15
* Amounts subject to rounding.

Earnings Release 2Q15

R$'000
Assets	Jun-15	Dec-14	Jun-14	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	6,869,865	5,218,176	5,704,523	31.7	20.4
Cash and cash equivalents	867,805	740,131	2,063,537	17.3	(57.9)
Bonds and securities	449,634	459,115	429,447	(2.1)	4.7
Collaterals and escrow accounts	7,120	13,497	21,235	(47.2)	-
Customers	2,680,418	2,178,816	1,847,832	23.0	45.1
Dividends receivable	34,417	26,332	17,795	30.7	93.4
CRC transferred to the State of Paraná	99,905	94,579	89,184	5.6	12.0
Net sectorial financial assets	1,551,712	609,298	-	154.7	-
Account receivable related to concession	8,047	7,430	6,258	8.3	28.6
Accounts receivable related to the concession extension	248,540	301,046	385,264	(17.4)	(35.5)
Other current receivables	549,005	415,818	502,416	32.0	9.3
Inventories	134,712	150,622	140,515	(10.6)	(4.1)
Income tax and social contribution	153,985	105,074	65,506	46.5	135.1
Other current recoverable taxes	67,849	96,285	117,882	(29.5)	(42.4)
Prepaid expenses	16,716	20,133	17,652	(17.0)	(5.3)
NON-CURRENT	21,076,336	20,399,966	19,361,455	3.3	8.9
Long Term Assets	8,615,904	8,261,472	7,692,499	4.3	12.0
Bonds and securities	95,817	132,210	115,646	(27.5)	(17.1)
Collaterals and escrow accounts	66,528	56,956	46,337	16.8	43.6
Customers	78,421	75,696	71,239	3.6	10.1
Net sectoral financial assets	1,253,874	1,249,529	1,276,497	0.3	(1.8)
CRC transferred to the State of Paraná	702,823	736,253	704,676	(4.5)	(0.3)
Judicial deposits	153,540	431,846	-	(64.4)	-
Account receivable related to concession	5,081,925	4,417,987	3,898,826	15.0	30.3
Accounts receivable related to the concession extension	160,217	160,217	189,564	-	(15.5)
Other non-current receivables	36,557	85,324	23,448	(57.2)	55.9
Income tax and social contribution	89,540	128,615	191,865	(30.4)	(53.3)
Deferred income tax and social contribution	588,458	526,046	887,087	11.9	(33.7)
Other non-current recoverable taxes	123,709	123,481	171,421	0.2	(27.8)
Prepaid expenses	175	175	197	-	(11.2)
Related parties	184,320	137,137	115,696	34.4	-
Investments	1,856,924	1,660,150	1,393,943	11.9	33.2
Property, plant and equipment, net	8,657,388	8,304,188	8,158,830	4.3	6.1
Intangible assets	1,946,120	2,174,156	2,116,183	(10.5)	(8.0)
TOTAL	27,946,201	25,618,142	25,065,978	9.1	11.5

16
* Amounts subject to rounding.

Earnings Release 2Q15

3.2 Liabilities

Main liability accounts

Supplier

In June 30, 2015, “suppliers” increased by 12.3% to R$1,802.2 million mainly due to the higher cost of electricity purchased for resale.

Debt and Shareholders’ Equity

Copel’s consolidated debt totaled R$6,988.5 million on June 30, 2015, representing 49.4% of its consolidated shareholders’ equity, which closed the period at R$14,156.1 million, equivalent to R$51.73 per share (book value per share).

The breakdown of loans, financing and debentures is shown in the table below:

R$'000
			Short term	Long term	Total
	Foreign Currency	National Treasury	706	83,236	83,942
		Total	706	83,236	83,942
	Domestic Currency	Eletrobras - COPEL	49,404	61,859	111,263
		FINEP	5,744	24,656	30,400
		BNDES	105,704	1,409,068	1,514,772
		Banco do Brasil S/A and other	557,058	1,117,390	1,674,448
		Debentures	222,893	3,350,806	3,573,699
		Total	940,803	5,963,779	6,904,582
TOTAL			941,509	6,047,015	6,988,524

Loans, financing and debentures maturities are presented below:

R$'000
	Short Term Jul-15 - Jun-16			Long Term				Total
		Jul-16 - Dec-16	2017	2018	2019	2020	From 2021
Domestic Currency	940,803	1,184,454	1,287,187	1,102,041	914,246	463,585	1,012,266	6,904,582
Foreign Currency	706	-	-	-	-	-	83,236	83,942
TOTAL	941,509	1,184,454	1,287,187	1,102,041	914,246	463,585	1,095,502	6,988,524

At the end of June 2015, the Company had R$1,074.0 million in suretyships and guarantees, as shown below.

R$'000
Guarantees and Endorsements¹	Copel's Stake	Jun-15
SPCs		1,073,969
Transmissora Sul Brasileira	20.00%	68,016
Caiuá Transmissora	49.00%	42,717
Integração Maranhense	49.00%	71,250
Matrinchã Transmissora	49.00%	302,203
Guaraciaba Transmissora	49.00%	193,960
Costa Oeste	51.00%	17,538
Mata de Santa Genebra	50.10%	244,253
Paranaíba	24.50%	92,701
Marumbi	80.00%	41,330
TOTAL		1,073,969
¹ Adjusted for Copel s stake.

17
* Amounts subject to rounding.

Earnings Release 2Q15

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

EBITDA YoY

Accounts Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
14,956	20,743	5,909	2,961	465,984	510,553
¹Relative to SPP Cavernoso, Apucaraninha, Chopim I , Chaminé and Derivação Rio Jordão.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

18
* Amounts subject to rounding.

Earnings Release 2Q15

R$ '000
Probable Losses - Consolidated	Jun-15	Dec-14	Jun-14	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	326,972	291,844	288,266	12.0	13.4
Labor suits	369,512	326,246	226,903	6.1	62.9
Employees and Benefits	122,118	114,543	97,258	2.5	25.6
Civil	828,878	755,077	705,437	1.3	17.5
Suppliers	33,184	60,680	62,662	(40.8)	(47.0)
Civil and administrative claims	304,109	256,169	224,713	2.8	35.3
Easements	39,527	25,407	16,795	5.2	135.3
Condemnations and property	436,800	402,219	391,039	5.5	11.7
Customers	15,258	10,602	10,228	2.5	49.2
Environmental claims	541	479	230	6.5	135.2
Regulatory	51,005	58,443	52,321	1.4	(2.5)
TOTAL	1,699,026	1,546,632	1,370,415	4.9	24.0

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 2Q15, totaled R$2,811,.6 million, 5.2% lower on December 2014, distributed in lawsuits of the following natures: tax - R$1,345.1 million; civil - R$820.0 million; labor - R$579.9 million; employee benefits - R$114.3 million; and regulatory - R$22.3 million.

R$'000
Liabilities	Jun-15	Dec-14	Jun-14	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,184,007	4,055,393	3,373,761	3.2	24.0
Payroll, social charges and accruals	195,799	252,618	185,585	(22.5)	5.5
Suppliers	1,787,999	1,587,205	1,235,215	12.7	44.8
Income tax and s ocial contribution payable	322,115	309,881	373,817	3.9	(13.8)
Other taxes due	197,556	137,329	210,818	43.9	(6.3)
Loans, financing and debentures	941,509	1,299,117	965,857	(27.5)	(2.5)
Minimum compulsory dividend payable	23,928	19,691	4,579	21.5	422.6
Post employment benefits	37,123	37,404	31,041	(0.8)	19.6
Customer charges due	218,006	23,233	24,897	838.3	775.6
Research and development and energy efficiency	163,685	175,972	126,537	(7.0)	29.4
Accounts Payable related to concession - Us e of Public Property	55,141	54,955	52,532	0.3	5.0
Other accounts payable	241,146	157,988	162,883	52.6	48.0
NON-CURRENT	9,606,051	7,879,969	8,172,124	21.9	17.5
Suppliers	14,249	17,625	37,775	(19.2)	(62.3)
Deferred i ncome tax and s ocial contribution	-	15,218	343,794	(100.0)	(100.0)
Other taxes due	259,084	87,129	77,499	197.4	234.3
Loans, financing and debentures	6,047,016	4,755,281	4,745,432	27.2	27.4
Post employment benefits	914,226	861,214	971,926	6.2	(5.9)
Research and development and energy efficiency	215,382	159,792	194,905	34.8	10.5
Accounts Payable related to concession - Us e of Public Property	455,412	436,772	430,146	4.3	5.9
Other accounts payable	1,656	306	232	441.2	613.8
Tax, s ocial s ecurity, labor and civil provisions	1,699,026	1,546,632	1,370,415	9.9	24.0
EQUITY	14,156,143	13,682,780	13,520,093	3.5	4.7
Attributed to controlling shareholders	13,798,687	13,330,689	13,161,134	3.5	4.8
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	925,657	976,964	929,459	(5.3)	(0.4)
Legal reserves	685,147	685,147	624,849	-	9.7
Retained earnings	4,516,825	4,516,825	3,897,833	-	15.9
Additional proposed dividends	-	241,753	-	-	-
Accrued earnings	761,058	-	798,993	-	(4.7)
Attributable to non-controlling interest	357,456	352,091	358,959	1.5	(0.4)
TOTAL	27,946,201	25,618,142	25,065,978	9.1	11.5

19
* Amounts subject to rounding.

Earnings Release 2Q15

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 2Q15, Copel GeT’s operating revenues totaled R$659.6 million, 18.6% down from R$810.1 million in 2Q14, mainly due to the 32.3% decline in revenues from electricity sales to distributors, as a result of the strategy of allocating energy to the spot market this year, when a higher volume was allocated in 1Q15, in line with the reduction in the PLD price cap in effect since January 1, 2015, partially offset by (a) the 19.5% upturn in revenues from electricity sales to final customers, due to adjustments to current agreements with free consumers, and (b) the 44.0% increase in the use of the main transmission grid, as a result of the increase in Annual Permitted Revenue (APR) of the transmission assets and the start-up of new assets.

Operating costs and expenses moved up by 75.6% between 2Q14 and 2Q15, reaching R$677.6 million, influenced by (a) R$221.9 million in electricity purchased for resale, as a result of the higher GSF in the period, and (b) R$115.1 million in provisions and reversals, chiefly due to the recording of R$46.7 million related to the frustration of revenue due to the delayed start-up of Colíder HPP and considers the differences between the energy selling prices traded in the CCEARs in the Colíder Hydroelectric Power Plant and the PLD.

Equity in the earnings of subsidiary reached R$87.2 million in 2Q15, chiefly due to Copel GeT’s interest in UEGA (60%), an amount that is eliminated in the consolidated income statement because they are companies that belong to the same group. In 2Q15, Copel GeT posted net income of R$123.8 million and EBITDA of R$139.1 million.

Main Indicators	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	659.6	908.9	810.1	(18.6)	1,568.5	1,653.3	(5.1)
Operating Income (R$ million)	141.9	554.2	544.9	(74.0)	696.0	1,152.4	(39.6)
Net Income (R$ million)	123.8	408.5	389.8	(68.2)	532.4	821.3	(35.2)
EBITDA (R$ million)	139.1	622.6	581.6	(76.1)	761.7	1,226.5	(37.9)
Operating Margin	21.5%	61.0%	67.3%	(68.0)	44.4%	69.7%	(36.3)
Net Margin	18.8%	44.9%	48.1%	(61.0)	33.9%	49.7%	(31.7)
EBITDA Margin	21.1%	68.5%	71.8%	(70.6)	48.6%	74.2%	(34.5)
Investment Program (R$ million)	327.5	180.1	129.0	153.9	507.6	287.9	76.4

4.2 Copel Distribuição

In 2Q15, Copel Distribuição’s net operating revenues came to R$2,482.2 million, 53.4% higher than the R$1,617.7 million recorded in 2Q14, chiefly due to (a) the increase of 24.86% applied to Copel Distribuição’s tariffs as of June 24, 2014 (b) the Extraordinary Tariff Review, which adjusted Copel Distribuição’s tariffs by 36.79% as of March 2, 2015, (c) the recognition of R$478.1 million related to income from sectorial financial assets and liabilities, and (d) growth of 1.0% in captive market consumption in the period.

20
* Amounts subject to rounding.

Earnings Release 2Q15

Operating costs and expenses climbed by 19.0% to R$2,342.8 million in the period, fueled by (a) the 27.2% increase in costs with electricity purchased for resale as a result of the new energy purchase contracts (CCEARs) at higher prices (in the 18th Adjustment Auction, held on January 15, 2015, Copel Dis acquired 302 MW-average at R$385.87/MWh) and the increase in Itaipu’s tariff, (b) the 68.7% increase in charges of the main distribution and transmission grid, basically due to the operational start-up of new assets in the system, the higher cost with System Service Charges (ESS) due to the increased thermal dispatch in the period, and (c) R$68.0 million in provisions and reversals related mainly to civil and labor liabilities and provisions for doubtful accounts.  In 2Q15, Copel Distribuição posted net income of R$142.5 million and EBITDA of R$195.7 million.

Main Indicators	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	2,482.2	2,598.7	1,617.7	53.4	5,080.8	3,257.4	56.0
Operating Income (R$ million)	217.3	47.6	(323.0)	-	264.9	(342.3)	-
Net Income (R$ million)	142.5	28.8	(214.3)	-	171.3	(228.9)	-
EBITDA (R$ million)	195.7	48.8	(295.5)	-	244.5	(316.2)	-
Operating Margin	8.8%	1.8%	-20.0%	-	5.2%	-10.5%	-
Net Margin	5.7%	1.1%	-13.2%	-	3.4%	-7.0%	-
EBITDA Margin	7.9%	1.9%	-18.3%	-	4.8%	-9.7%	-
Investment Program (R$ million)	169.1	166.2	253.5	(33.3)	335.3	482.1	(30.5)

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenues totaled R$67.9 million in 2Q15, 38.0% higher than the R$49.2 million recorded in 2Q14, chiefly due the expansion of the operating area and the services provided for new customers. Operating costs and expenses grew by 56.4%, reaching R$45.9 million in 2Q15, influenced by (a) the increase in personnel and management expenses due to the Company’s restructuring in the second half of 2014, and (b) the upturn in “other operating costs and expenses”, as a result of adjustments to the lease agreements and the sharing of facilities. Net income for the period was R$14.7 million, up 8.0% compared to 2Q14. EBITDA had an increase of 10.0%, reaching R$29.6 million against R$ 26.9 million in the same period.

Main Indicators	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	67.9	64.8	49.2	38.0	132.6	97.5	36.0
Operating Income (R$ million)	22.0	22.0	20.6	7.1	44.0	42.2	4.3
Net Income (R$ million)	14.7	14.5	13.6	8.0	29.2	27.9	4.6
EBITDA (R$ million)	29.6	28.9	26.9	10.0	58.5	54.1	8.0
Operating Margin	32.5%	34.0%	41.8%	(22.4)	41.8%	43.3%	(3.4)
Net Margin	21.6%	22.4%	27.6%	(21.8)	27.6%	28.6%	(3.4)
EBITDA Margin	43.7%	44.6%	54.8%	(20.3)	54.8%	55.5%	(1.3)
Investment Program (R$ million)	25.6	25.1	22.6	13.2	50.7	42.0	20.6

21
* Amounts subject to rounding.

Earnings Release 2Q15

4.4 UEG Araucária

In 2Q15, the Araucária TPP recorded net revenues of R$560.2 million, 1.5% down from 2Q14, due to the lower volume of energy dispatched in the period (864 GWh in 2Q15 versus 872 GWh in 2Q14). Operating costs and expenses increased by 2.8%, chiefly due to the higher cost of acquisition of gas in the period.

With this, the net income of UEGA was R$99.9 million, up 10.3% lower compared to 2Q14. EBITDA reached R$147.4 million, 11.9% down compared to the same period last year.

Since February 1, 2014 to operate the plant again be under the responsibility of UEGA, a subsidiary of Copel, which has 80% of its share capital (60% Copel GeT and 20% Copel).

Main Indicators	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	560.2	560.1	568.8	(1.5)	1,120.3	1,043.1	7.4
Operating Income (R$ million)	151.0	235.4	160.5	(5.9)	386.5	321.2	20.3
Net Income (R$ million)	99.9	155.3	111.4	(10.3)	255.2	244.9	4.2
EBITDA (R$ million)	147.4	238.6	167.3	(11.9)	386.1	333.9	15.6
Operating Margin	27.0%	42.0%	28.2%	(4.4)	34.5%	30.8%	12.1
Net Margin	17.8%	27.7%	19.6%	(9.0)	22.8%	23.5%	(3.0)
EBITDA Margin	26.3%	42.6%	29.4%	(10.5)	34.5%	32.0%	7.7

The Araucária TPP does not have an availability agreement and operates under the merchant model and the energy produced is sold on the spot market. Copel consolidates the whole of UEGA’s net income/loss so that Petrobras portion is booked under “net income/(loss) attributable to non-controlling shareholders”. More details in the Exhibit III.

22
* Amounts subject to rounding.

Earnings Release 2Q15

5. Investment Program

For the year 2015, Copel’s investment program provides for the amount of R$2,476.9 million, of which R$534.8 million were recorded in 2Q15, as detailed below:

R$ million
Subsidiary / SPC	Carried out	Carried out	Scheduled
	2Q15	1H15	2015
Copel Geração e Transmissão	327.5	507.6	1,300.1
HPP Colíder	86.7	142.8	345.1
HPP Baixo Iguaçu	6.7	25.7	158.5
TL Araraquara / Taubaté	31.9	43.0	144.0
TL Figueira-Londrina / Foz do Chopim-Salto Osório	1.3	14.8	10.5
SE Paraguaçu Paulista	15.6	34.0	40.2
TL Bateias - Curitiba Norte	6.1	9.9	42.0
TL Foz do Chopim - Realeza	0.2	0.3	17.5
TL Assis - Londrina	0.1	0.1	19.7
SPC Matrinchã Transmissora de Energia ¹	89.9	89.9	104.9
SPC Guaraciaba Transmissora de Energia ¹	21.1	34.7	96.9
SPC Mata de Santa Genebra Transmissão ¹	2.8	2.8	10.8
SPC Cantareira Transmissora de Energia ¹	9.7	13.9	45.3
Other	55.6	95.8	264.6
Copel Distribuição	169.1	335.3	784.7
Copel Telecomunicações	25.6	50.7	107.7
Holding	-	-	5.5
Cutia Wind Farm Complex	4.1	4.7	90.0
Bento Miguel Wind Farm Complex	-	-	50.0
São Miguel do Gostoso Wind Farm Complex ¹	-	-	22.6
Other Invesment ²	8.5	64.0	116.3
TOTAL	534.8	962.4	2,476.9
¹ Referring to COPEL's s take.
² Including the ga s blocks and other wind farms in final s tages of construction.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s electricity sales to the captive market totaled 12,223 GWh in 1H15, 1.3% up on 1H14. The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Jun-15	Jun-14	Var. %	2Q15	2Q14	Var. %	1H15	1H14	Var. %
Residential	3,487,127	3,386,848	3.0	1,686	1,749	(3.6)	3,583	3,672	(2.4)
Industrial	90,963	91,299	(0.4)	1,765	1,703	3.7	3,418	3,288	3.9
Commercial	372,543	348,381	6.9	1,353	1,293	4.6	2,851	2,740	4.1
Rural	371,632	372,711	(0.3)	552	547	0.9	1,203	1,186	1.4
Other	56,935	56,565	0.7	579	586	(1.2)	1,168	1,176	(0.7)
Captive Market	4,379,200	4,255,804	2.9	5,935	5,878	1.0	12,223	12,062	1.3

The residential segment consumed 3,583 GWh in 1H15, 2.4% down, reflection of the high 2014 comparison base due to the high temperatures recorded earlier that year, aligned with the reduction in average consumption. At the end of June 2015, this segment accounted for 29.3% of Copel’s captive market, totaling 3,487,127 residential customers.

23
* Amounts subject to rounding.

Earnings Release 2Q15

Consumption from the industrial segment grew by 3.9% to 3,418 GWh, due to the return to the captive market of free customers. At the end of the period, this segment represented 28.0% of Copel’s captive market, with the Company supplying power to 90,963 industrial customers.

The commercial segment consumed 2,851 GWh between January and June 2015, 4.1% up year on year, due to the 6.9% increase in the number of clients, partially offset by lower average consumption, as a result of lower temperatures at the beginning of 2015. At the end of June, this segment represented 23.3% of Copel’s captive market, with the Company supplying power to 372,543 commercial customers.

The rural segment consumed 1,203 GWh, growing by 1.4% in 1H15, mainly due to the sustained excellent performance of agribusiness in the State of Paraná. At the end of June, this segment represented 9.8% of Copel’s captive market, with the Company supplying power to 371.632 rural customers.

Consumption from other segments (public agencies, public lighting, public services and own consumption) presented a slight decrease compared to the same period in 2014 totaling 1,168 GWh. These segments jointly accounted for 9.6% of Copel’s captive market, totaling 56,935 customers at the end of the period.

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, remained flat in 1H15, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-15	Jun-14	Var. %	2Q15	2Q14	Var. %	1H15	1H14	Var. %
Captive Market	4,379,200	4,255,804	2.9	5,935	5,878	1.0	12,223	12,062	1.3
Concessionaries and Licensees	6	6	-	195	190	2.3	382	358	6.6
Free Customers ¹	126	131	(3.8)	1,022	1,144	(10.7)	2,052	2,239	(8.4)
Grid Market	4,379,332	4,255,941	2.9	7,152	7,212	(0.8)	14,657	14,659	-
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

6.3 Electricity Sales

Copel’s electricity sales to final customers, composed of Copel Distribuição's sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 0.9% in the first six months of 2015.

24
* Amounts subject to rounding.

Earnings Release 2Q15

Segment	Market	Energy Sold (GWh)
		2Q15	2Q14	Var. %	1H15	1H14	Var. %
Residential		1,686	1,749	(3.6)	3,583	3,672	(2.4)
Industrial	Total	2,727	2,654	2.8	5,377	5,283	1.8
	Captive	1,765	1,703	3.7	3,418	3,288	3.9
	Free	962	951	1.2	1,959	1,995	(1.8)
Commercial	Total	1,356	1,296	4.6	2,857	2,746	4.0
	Captive	1,353	1,293	4.6	2,851	2,740	4.1
	Total	3	3	-	6	6	-
Rural		552	547	0.9	1,203	1,186	1.4
Other		579	586	(1.3)	1,168	1,176	(0.7)
Energy Supply		6,900	6,832	1.0	14,188	14,063	0.9

6.4 Total Energy Sold

Copel’s total energy sales, composed of the sales of Copel Distribuição and Copel Geração e Transmissão in all the markets, came to 22.171 GWh in the first half of 2015, 1.2% up on the same period last year. Copel Geração e Transmissão's sales reached 9.432 GWh until June, 1.0% up on the same period in 2014.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-15	Jun-14	Var. %	2Q15	2Q14	Var. %	1H15	1H14	Var. %
Copel DIS
Captive Market	4,379,200	4,255,804	2.9	5,935	5,878	1.0	12,223	12,062	1.3
Concessionaries and Licensees	6	6	-	181	177	2.5	351	345	1.9
CCEE (MCP)	-	-	-	164	175	(6.1)	164	175	(6.1)
Total Copel DIS	4,379,206	4,255,810	2.9	6,280	6,230	0.8	12,738	12,582	1.2
Copel GeT
CCEAR (Copel DIS)	1	1	-	62	93	(33.9)	122	197	(37.8)
CCEAR (other concessionaries)	39	39	-	1,093	1,112	(1.7)	2,276	2,352	(3.2)
Free Customers	27	29	(6.9)	965	954	1.2	1,965	2,001	(1.8)
Bilateral Agreements ¹	25	32	(21.9)	1,708	1,724	(0.9)	3,402	3,717	(8.5)
CCEE (MCP) ²	-	-	-	143	567	(74.7)	1,668	1,069	56.0
Total Copel GeT	92	101	(8.9)	3,971	4,450	(10.8)	9,432	9,336	1.0
Total Copel Consolidated	4,379,298	4,255,911	2.9	10,251	10,680	(4.0)	22,171	21,918	1.2

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market.

In addition, the energy dispatched by the Araucária Thermal Power Plant totaled 1.827 GWh between January and June 2015. All the energy generated by the plant is sold in the short-term market.

GWh
TPP Araucária - UEGA	2Q15	2Q14	Var. %	1H15	1H14	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Own Generation¹	864	872	(0.9)	1,827	1,529	19.5

Font: ONS
¹ Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

25
* Amounts subject to rounding.

Earnings Release 2Q15

6.5 Energy Flow

Energy Flow – Copel Dis

GWh
Energy Flow - Copel Dis	1H15	1H14	Var. %
Itaipu	2,947	2,911	1.2
CCEAR – Copel Geração e Transmissão	122	197	(37.8)
CCEAR – Other	7,495	7,175	4.5
CCEAR – Adjustment auction	1,303	-	-
CCEE (MCP)	401	1,463	(72.6)
Angra	521	519	0.4
CCGF	651	651	(0.0)
Itiquira	-	452	-
Proinfa	296	276	7.1
Elejor S.A	588	588	-
Available Power	14,324	14,232	0.6
Captive market	12,223	12,062	1.3
Wholesale	351	345	1.9
CCEE (MCP)	164	175	(6.1)
Losses and differences	1,586	1,650	(3.9)
Basic network losses	303	283	7.1
Distribution losses	1,112	1,206	(7.8)
CG contract allocation	171	161	6.0

Energy Flow – Copel GeT

GWh
Energy Flow - Copel GeT	1H15	1H14	Var. %
Own Generation	11,671	11,785	(1.0)
CCEE (MCP)	-	-	-
MRE	144	-	-
Dona Francisca	186	303	(38.7)
Total Available Power	12,001	12,088	(0.7)
Bilateral Agreements	3,402	3,717	(8.5)
CCEAR – COPEL Distribuição	122	197	(37.8)
CCEAR – Other	2,276	2,352	(3.2)
Free Customers	1,965	2,001	(1.8)
CCEE (MCP)	1,668	1,069	56.0
MRE	2,284	2,334	(2.1)
Losses and differences	284	418	(32.1)

26
* Amounts subject to rounding.

Earnings Release 2Q15

Consolidated Energy Flow (Jan/ Jun 2015)

GWh
Own Generation
11,671 44.3%
Purchased energy
14,654 55.7%
CCEAR: 8,920
Itaipu: 2,947
Itiquira: -
Dona Francisca: 186
CCEE (MCP): 401
Angra: 521
CCGF: 651
MRE: 144
Elejor: 588
Proinfa: 296
Total Available Power
26,325
Captive Market
12,223 46.4%
Concessionaires
351 1.3%
Free Customers
1,965 7.5%
Supplied Energy
9,916 37.7%
Bilateral Agreements: 3,402
CCEAR: 2,398
CCEE (MCP): 1,832
MRE: 2,284
Losses and Differences
1,870 7.1%
Basic network losses: 587
Distribution losses: 1,112
CG Contracts: 171

CCEAR: Energy Purchase Agreements in the Regulated Market.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).

6.6 Tariffs

Sales to Distributors Average Tariff – Copel Geração e Transmissão

Tariff	Amount Average MW	Jun-15 (1)	Mar-15 (2)	Jun-14 (3)	Var. % (1/2)	Var. % (1/3)
Copel Geração e Transmissão	507	151.92	147.23	150.56	3.2	0.9
Auction CCEAR 2007 - 2014	-	-	-	118.77	-	-
Auction CCEAR 2008 - 2015	74	135.98	131.83	126.86	3.1	7.2
Auction CCEAR 2009 - 2016	217	154.57	150.53	144.31	2.7	7.1
Auction CCEAR 2011 - 2040 ( HPP Mauá)	96	176.46	171.86	164.82	2.7	7.1
Auction CCEAR 2013 - 2042 (Cavernoso II)¹	-	192.86	188.75	177.28	-	-
Auction CCEAR 2014 (12 months)	-	-	-	191.80	-	-
Auction - CCEAR 2015 - 2045 (UHE Colíder)	120	137.34	130.86	-	5.0	-
Copel Distribuição
Concession holders in the State of Paraná	88	251.49	199.44	153.40	26.1	63.9
Total / Tariff Weighted Average Supply¹	595	166.65	192.81	150.94	(13.6)	10.4

27
* Amounts subject to rounding.

Earnings Release 2Q15

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh
Tariff	Amount Average MW	Jun-15 (1)	Mar-15 (2)	Jun-14 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	639	346.71	284.46	129.08	21.9	168.6
Auction – CCEAR 2007 – 2014	-	-	0.00	164.88	-	0.0
Auction – CCEAR 2008 – 2015	52	135.42	132.78	126.61	1.99	7.0
Auction – CCEAR 2010 – H30	70	194.04	178.89	178.89	8.47	8.5
Auction – CCEAR 2010 – T15 [2]	65	205.46	189.41	189.41	8.47	8.5
Auction – CCEAR 2011 – H30	58	199.22	183.66	183.66	8.47	8.5
Auction – CCEAR 2011 – T15 [2]	54	226.55	208.85	208.85	8.47	8.5
Auction – CCEAR 2012 – T15 [2]	115	203.23	187.36	187.36	8.47	8.5
Auction – CCEAR 2014 - 2019 ³	109	386.03	343.27	448.82	12.46	(14.0)
Auction – CCEAR 2014 - 2019 [4]	279	292.94	270.81	270.81	8.17	8.17
Auction 2014 - 12M	-	-	-	191.41	-	-
Auction 2014 - 18M	10	175.79	175.79	165.20	0.0	6.41
Auction 2014 - 36M	163	159.60	159.60	149.99	0.0	6.41
Angra	120	170.38	164.88	189.55	3.3	(10.1)
CCGF [5]	387	32.74	29.23	150.83	12.0	(78.3)
Santo Antônio	134	116.08	113.83	32.22	2.0	260.3
Jirau	204	102.10	100.12	108.60	1.98	(6.0)
Others Auctions [6]	529	216.26	268.58	95.52	(19.5)	126.4
Bilaterals	135	210.32	203.12	226.43	3.54	(7.1)
Total / Tariff Average Supply	3,123	213.44	202.95	174.40	5.2	22.4

1 Furnas transport charge not included.
2 Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a
³ Energy Agreements.
4 Capacity Agreements.
5 Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
6 Products average price.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

Tariff¹	Jun-15 (1)	Mar-15 (2)	Jun-14 (3)	Var % (1/2)	Var % (1/3)
Industrial ²	361.91	350.31	207.75	3.3	74.2
Residential	430.85	416.57	263.50	3.4	63.5
Commercial	401.72	392.48	241.04	2.4	66.7
Rural	265.09	262.79	161.13	0.9	64.5
Other	307.95	321.88	185.71	(4.3)	65.8
Retail distribution average rate	376.65	367.54	225.56	2.5	67.0

¹ Does not consider tariff flags.
² Free customers not included.

28
* Amounts subject to rounding.

Earnings Release 2Q15

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$6,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 24,947. In June 2015 the Company’s capital was as follows:

Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.2	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,874	13.7	129	0.1	100,915	78.6	120,918	44.2
BM&FBovespa	18,863	13.0	129	0.1	60,330	47.0	79,322	29.0
NYSE	1,011	0.7	-	-	40,516	31.5	41,527	15.2
LATIBEX	-	-	-	-	69	0.1	69	-
Other	297	0.2	252	0.1	47	0.2	596	0.2
TOTAL	145,030	100.0	381	0.1	128,244	100.0	273,655	100.0

29
* Amounts subject to rounding.

Earnings Release 2Q15

7.2 Stock Performance

		Common		Preferred "B"
Stock Performance (Jan - Jun/ 15)		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
	Number of Trades	26,654	218	422,128	3,460
BM&FBovespa	Volume Traded	8,516,300	69,806	69,664,100	571,017
	Trading Value (R$ thousand)	194,112	1,591	2,336,945	19,155
	Presence in Trading Sessions	122	100%	122	100%
	Volume Traded	302,662	3,088	81,338,874	661,292
NYSE	Trading Value (US$ thousand)	2,452	25	917,126	7,456
	Presence in Trading Sessions	98	80%	123	100%
	Volume Traded	-	-	167,810	1,410
LATIBEX	Trading Value (Euro thousand)	-	-	1,707	14
	Presence in Trading Sessions	-	-	119	94%

From January through June 2015, the free float accounted for 44.2% of the Company’s capital. Copel’s market capitalization, based on the stock prices on all markets at the end of June 2015, was R$7,890.8 million. Out of the 66 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.4% of the portfolio, with a Beta index of 0.8. Copel also accounted for 6.3% of the BM&FBovespa’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 0.9% and Copel commonn shares 0.1%.

Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). Copel’s common and class B preferred shares closed the period at R$23.65 and R$34.95, with a negative variation of 5.0% and 2.7% respectively. In the same period the Ibovespa had positive change of 6.2%. On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$11.00, with a negative variation of 16.5%. Over this period, the Dow Jones Index negative by 1.1%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 94% of the trading sessions and closed the period at €9.83, with a negative variation of 11.7%. In the same period the Latibex All Shares index had negative growth of 0.8%.

The table below summarizes Copel’s share prices in 1H15.

30
* Amounts subject to rounding.

Earnings Release 2Q15

Quotes 06.30.2015	Ticker / Index	Price / Points		Var. (%)
		06.30.2015	12.31.2014
	CPLE3	R$ 23.65	R$ 24.90	(5.0)
BM&FBovespa	CPLE6	R$ 34.95	R$ 35.90	(2.7)
	Ibovespa	53,080	50,007	6.2
NYSE	ELP	US$ 11.00	US$ 13.17	(16.5)
	Dow Jones	17,620	17,823	(1.1)
LATIBEX	XCOP	€ 9.83	€ 11.13	(11.7)
	Latibex	1,729	1,742	(0.8)

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2010:

				Thousands of R$		R$ per Share
Type of Earning	Fiscal Year	Approved on	Paid on	(gross)	Common	Preferred "A"	Preferred "B"
Total	2010			281,460	0.98027	2.52507	1.07854
IOC¹	2010	08/17/10	09/20/10	85,000	0.29662	0.32638	0.32638
Dividends	2010	04/28/11	05/23/11	81,460	0.28328	1.04782	0.31167
IOC	2010	04/28/11	05/23/11	115,000	0.40037	1.15087	0.44049
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
¹ In advance

31
* Amounts subject to rounding.

Earnings Release 2Q15

8. Operating Performance

8.1 Generation

In Operation

Copel Geração e Transmissão

The chart below presents the main information on Copel GeT's power plants and the electricity they produced between January and June 2015:

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,732.1	2,057.6	11,631.6
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	2,802.3	23.05.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	603.0	3,675.3	15.11.2029
Gov. José Richa (Salto Caxias)	1,240.0	605.0	3,511.4	04.05.2030
Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira)	260.0	109.0	689.6	07.07.2015
Mauá (1)	185.2	100.8	706.2	03.07.2042
Guaricana (2)	36.0	16.1	88.7	16.08.2026
Cavernoso II (3)	19.0	10.6	0.0	27.02.2046
Chaminé	18.0	11.6	47.7	16.06.2026
Apucaraninha	10.0	6.7	33.2	12.10.2025
Mourão	8.2	5.3	22.1	07.07.2015
Derivação do Rio Jordão	6.5	5.9	25.6	15.11.2029
Marumbi	4.8	2.4	11.3	(4)
São Jorge	2.3	1.5	8.2	03.12.2024
Chopim I	2.0	1.5	3.9	(5)
Cavernoso (3)	1.3	1.0	1.5	07.01.2031
Melissa	1.0	0.6	3.2	(5)
Salto do Vau	0.9	0.6	0.5	(5)
Pitangui	0.9	0.1	1.0	(5)
Thermal Power Plant	20.0	10.3	37.4
Figueira	20.0	10.3	37.4	26.03.2019
Wind Energy Plants	2.5	0.5	1.6
Eólica de Palmas (6)	2.5	0.5	1.6	28.09.2029
TOTAL	4,754.6	2,068.4	11,670.6
(1) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(2) In process of upgrading.
(3) Power plant with operation suspended due to fortuitous events in 2014.
(4) Submitted to ANEEL for ratification.
(5) Power plants with no concession agreement, only required to be registered at ANEEL.
(6) Average wind plant generation.

The concession agreements of the Governador Parigot de Souza HPP (260 MW) and the Mourão I SHP (8.2 MW), which were under the ownership of Copel Get and corresponding to 5% of the operating installed capacity of the assets belonging to Company, expired on July 7, 2015. In accordance with Ordinance 189, of May 8, 2015, of the Ministry of Mines and Energy, these plants will remain under Copel GeT’s responsibility for the provision of electricity generation services in order to ensure the continuity of the services, until a new bidding process is conducted. the energy generated by these enterprises started being allocated to distributors in the quota system, according to Law  12,783 of January 11, 2013.

32
* Amounts subject to rounding.

Earnings Release 2Q15

Aneel, through Resolution 1,924, of July 28, 2015, defined the Annual Generation Revenues of the hydroelectric plants under the quota system, pursuant to Law 12,783, of January 11, 2013. As a result, Copel GeT will receive a total Annual Generation Revenue (AGR) of R$34.2 million, of which (a) R$31.5 million corresponds to the Governador Parigot de Souza HPP, (b) R$2.1 million to the Mourão I SHP, and (c) R$631,9 thousand to the Rio dos Patos HPP, whose concession agreement expired on February 14, 2014. The respective AGRs are valid for the period from July 8, 2015 to June 30, 2016, or until these plants are transferred to the winners of the corresponding bids, whichever occurs first. The energy generated by the project is divided into quotas and, consequently, is not included into Copel GeT’s assured energy.

Law 13,097/15, enacted in January 2015, changed the capacity limit for Hydroelectricity Generation Centers – HGCs and Small Hydro Power Plants – SHPs. After the change, the HGCs’ limit increased from 1MW to 3MW. As a result, the Chopim I plant, which used to be classified as a SHP, is now a HGC, and no longer needs a concession, just registration with Aneel.

Copel Renováveis

Wind Farm Complex São Bento

On February 26, 2015 began the commercial operation of the Wind Complex São Bento, located in State of Rio Grande do Norte. The complex consists of 4 wind farms that have an installed capacity of 94.0 MW and assured power of 46.3 average MW. The energy produced was sold in the 2nd Alternative Sources Auction, held on August 26, 2010, the average price of R$134.52/MWh.

Wind Farm Complex Copel Brisa Potiguar

The Santa Maria, Santa Helena and Ventos Santo Uriel wind farms began operations, with installed capacity of 75.6 MW and assured energy total of 40.4 average-MW. These projects belong to the Brisa Potiguar Wind Farm Complex, in Rio Grande do Norte, and had their energy traded on the 4th Reserve Energy Auction, on August 18, 2011, the weighted average price of R$107.74 / MWh.

Additionally, by Order 2,513 of August 4, 2015, Aneel released the generating units of the wind farm Nova Asa Branca I, which is also part of the Wind Brisa Potiguar Complex (100% Copel), for the start of commercial operation from August 5, 2015. With that Copel is replaced by 196.6 MW of installed capacity in wind farms in operation. The table below shows the energy produced by wind farms in operation in the period from January to June 2015:

33
* Amounts subject to rounding.

Earnings Release 2Q15

Wind Farm	Auction[1]	Installed	Assured Power	Generation	Price[2]	Expiration of
		Capacity (MW)	(Average MW)	(GWh)		Authorization
São Bento		94.0	46.3	156.9	170.79
Boa Vista		14.0	6.3	20.5	175.20	Apr-46
Olho d'Água	2nd LFA	30.0	15.3	54.4	170.09	May-46
São Bento do Norte	(08.26.2010)	30.0	14.6	49.4	170.09	May-46
Farol		20.0	10.1	32.6	170.09	Apr-46
Copel Brisa Potiguar		102.6	53.6	56.6	130.26
Asa Branca I	2nd LFA (08.26.2010)	27.0	13.2	-	135.40	abr.46
Santa Maria	4th LER	29.7	15.7	27.5	128.81	May-47
Santa Helena	(08.18.2011)	29.7	15.7	22.1	128.80	Apr-47
Ventos de Santo Uriel		16.2	9.0	7.0	127.82	Apr-47
Total		196.6	99.9	213.5	149.0
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Historical price. Value will be adjusted by the IPCA.

Interest in Generation Projects

Copel holds interests in six power generation projects at the operational stage, with a total installed capacity of

1,786.6 MW, 606 MW refered to Copel´s stake, as shown below:

	Installed	Assured Power	Partners	PPA signed with	Concession
Company	Capacity
	(MW)	(Average MW)			Expires
TPP Araucária			COPEL - 20%
(UEG Araucária)	484.1	365.2	COPEL GeT - 60%	1	Dec-29
Petrobras - 20%
HPP Santa Clara			COPEL - 70%	COPEL Dis
	123.4	72.4			Oct-36
(Elejor)			Paineira Participações - 30%	Free customers
HPP Fundão			COPEL - 70%	COPEL Dis
	122.5	67.9			Oct-36
(Elejor)			Paineira Participações - 30%	Free customers
COPEL - 23,03%
HPP Dona Francisca			Gerdau - 51,82%
	125.0	78.0		COPEL GeT	Aug-33
(DFESA)			Celesc - 23,03%
Desenvix - 2,12%
SHP Júlio de Mesquita			COPEL - 35,77%
	29.1	20.4		Free customers	Apr-30
Filho (Foz do Chopim)			Silea Participações - 64,23%
COPEL - 0,82%
CEB Lajeado - 16,98%
Paulista Lajeado Energia S.A. - 5,94%
HPP Lajeado	902.5	526.6	EDP Energias do Brasil S.A. - 4,57%	2	Dec-32
(Investco S.A.)			Lajeado Energia S.A. - 62,39%
Furnas Centrais Elétricas S.A. - 0,21%
Other - 9,09%
¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

Interest in Wind Farms

Copel has 49% interest in the São Miguel do Gostoso wind farm complex, in the State of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex, comprises four wind farms, 108 MW installed capacity, whose energy was sold in the Fourth Reserve Energy Auction by avarege price R$98,92 MWh, under twenty-year contracts, with supply beginning in July, 2015.

34
* Amounts subject to rounding.

Earnings Release 2Q15

Wind Farm	Installed Capacity¹	Assured Power	Price²	Start up	CAPEX³	Stake (%)	Wind farm	Expiration of
	(MW)	(Average MW)			(R$ million)		location	Authorization
Voltália - São Miguel do Gostoso I [4]
Carnaúbas	27.0	13.1	98.92	Jun-15	127.1	49% COPEL 51% Voltalia	São Miguel do Gostoso (RN)	Apr-47
Reduto[4]	27.0	14.4			128.9			Apr-47
Santo Cristo	27.0	15.3			128.9			Apr-47
São João	27.0	14.3			128.9			Mar-47
Total	108.0	57.1	98.92		513.9
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Historical price. Value will be adjusted by the IPCA.
³ CAPEX estimated by Brazilian Electricity Regulatory Agency (Aneel) on the date of the auction.
[4] Wind farm able to start up, waiting for transmission line conclusion.

In April 2015, we concluded the works of these wind farms. Aneel, through Order 2,233, of July 9, 2015, and 2,538, of August 5, 2015, considered suitable for commercial operation of the generating units Wind Farms Reduto, Carnaúbas, Santo Cristo and São João, with total installed capacity 108 MW. However, the commercial operation will begin after completion of the works of transmission facilities (ICG Bulls) transmission agent's responsibility, scheduled for the first half of 2016.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Installed Capacity	Assured Power	Stake
	(MW)	(Average MW)
HPP Colíder	300	179.6	100% Copel GeT
			30% Copel GeT
HPP Baixo Iguaçu	350	172.8	70% Geração Céu Azul S.A
Total ¹	405	231.4
¹ Adjusted for Copel’s stake

Colíder Hydroelectric Power Plant

In Aneel New Energy Auction 03/2010, held on July 30, 2010, Copel GeT won the concession for the implementation and operation of the Colíder HPP for 35 years. On January 17, 2011, the federal government and Copel GeT entered into 01/2011-MME-UHE Colíder Concession Agreement involving the use of public assets for electricity generation.

The plant will have an installed capacity of 300 MW and assured energy of 179.6 average-MW and is being implemented on the Teles Pires River, in Mato Grosso State. Investments are estimated at R$1.9 billion. On the base date of August 1, 2010, 125 average-MW were traded at R$103.40/MWh, restated by the IPCA consumer price index. The sold energy will be supplied for 30 years as of January 2015 and the remaining energy will be available for sale.

35
* Amounts subject to rounding.

Earnings Release 2Q15

The project is in the final stage of construction. Part of the dam is in the finishing stage, with coating being applied and the drainage system installed. The electromechanical equipment is being installed and vegetation removal of the reservoir area. On July 28 it has completed the launch of operation and installation of pre-distributor of the third generating unit of the plant ring. The equipment is responsible for the distribution and direction of water flow within the generating unit. The entry into commercial operation of Unit 1, originally scheduled for April 30, 2016, moved to the second half of 2016.

As a result of force majeure and government acts during the implementation of the Colíder Hydroelectric Power Plant, Copel Geração e Transmissão is requesting with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014. Copel GeT has been honoring Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using energy from other plants in its portfolio. In order to so, the Company has refrained from selling energy in the spot market, at the PLD, in order to sell at the CCEAR prices. In 2Q15, the delay led to a R$46.7 million revenue loss, characterized by the difference between the sale price of the energy traded in the plant's CCEARs and the PLD, recorded as a provision for doubtful accounts. In the first six months of the year, this amount came to R$119.7 million. The Company awaits Aneel’s decision regarding the revision of the schedule for this plant’s start-up in order to possibly reverse this provision.

Baixo Iguaçu Hydroelectric Power Plant

Copel GeT has a 30% interest in the Baixo Iguaçu Consortium, which is responsible for Baixo Iguaçu HPP construction and operation. The power plant will have an installed capacity of 350 MW and assured energy of 172.8 average-MW and it is being built on the Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, in southwest Paraná. Part of the energy that will be produced (121 average-MW) was sold in the 7th New Energy Auction, held on September 30, 2008, at R$98.98/MWh.

Start-up was scheduled for April 2016 (unit 1) and June and August 2016 (units 2 and 3, respectively), in accordance with the concession agreement entered into on August 20, 2012, and was postponed due to the suspension of the Installation License, being scheduled for December 31, 2017 (unit 1) and January and February 2018 (units 2 and 3, respectively). Civil construction and assembly works have been suspended since July 2014 due to legal disputes.

Copel Renováveis

Wind Farm Complex

Copel  Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 16 projects with a total installed capacity estimated at 413.0 MW, as follows:

36
* Amounts subject to rounding.

Earnings Release 2Q15

Wind Farm	Auction ¹	Installed Capacity	Assured Power	Price ³	Start up	CAPEX	Premium Value	Wind farm location	Expiration of
		(MW) ²	(Average MW)			(R$ million)	(R$ million)		Authorization
Brisa Potiguar		81.0	39.0	135.40		399.9	217.1
Nova Eurus IV	2nd LFA (08/26/2010)	27.0	13.7	135.40				Touros	Apr-46
Nova Asa Branca II		27.0	12.8	135.40	Jul-15	399.9	217.1	Parazinho	May-46
Nova Asa Branca III		27.0	12.5	135.40				Parazinho	May-46
Cutia [4]		332.0	126.2	140.9		1,287.2	23.6
Dreen Cutia		25.2	9.6	144.00		97.6		Pedra Grande	Jan-42
Dreen Guajiru		21.6	8.3	144.00		83.8		Pedra Grande	Jan-42
Esperança do Nordeste	6th LER	30.0	9.1	144.00	Oct-17	116.1	9.4	São Bento do Norte	5
GE Jangada	(10/31/2014)	30.0	10.3	144.00		114.9		São Bento do Norte	Jan-42
GE Maria Helena		30.0	12.0	144.00		114.9		São Bento do Norte	Jan-42
Paraíso dos Ventos do Nordeste		30.0	10.6	144.00		115.7		São Bento do Norte	5
Potiguar		28.8	11.5	144.00		112.1		São Bento do Norte	5
São Bento do Norte I		24.2	9.7	136.97				São Bento do Norte	5
São Bento do Norte II		24.2	10.0	136.97				São Bento do Norte	5
São Bento do Norte III	20th LEN	22.0	9.6	136.97	Jan-19	532.2	14.2	São Bento do Norte	5
São Miguel I	(11/28/2014)	22.0	8.7	136.97				São Bento do Norte	5
São Miguel II		22.0	8.4	136.97				São Bento do Norte	5
São Miguel III		22.0	8.4	136.97				São Bento do Norte	5
Total		413.0	165.2	139.64		1,687.1	240.7
¹ Types of a uctions: LFA - Auction of Alternative Sources / LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
[3] Historical price. Value will be adjusted by the IPCA.
[4] The value the CAPEX corresponds to the recorded in EPE.
5 In granting / authorization process.

Copel now has 413.0 MW of installed capacity estimated at wind projects under construction, 196.6 MW in operation and other 52.9 MW fit for commercial operation as soon as the works of transmission facilities (transmission agent's responsibility) are completed. Additionally, Copel has wind projects totaling 159.0 MW in the portfolio, see more details in item 8.6.

37
* Amounts subject to rounding.

Earnings Release 2Q15

8.2 Transmission

In Operation

The table below presents Copel’s transmission concession agreements and the main features of its transmission lines and substations:

			TL	Substation		APR ¹	Concession
Subsidiary / SPC	Contract	Enterprise	Extension (km)	Amount	MVA	(R$ million)	Expiration
Copel GeT	060/2001²	Several	1,919	32	12,202	174.9	Dec-42
Copel GeT	075/2001	TL Bateias - Jaguariaiva	137	-	-	17.2	Jul-31
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	0.9	Mar-38
Copel GeT	027/2009 ³	TL Foz - Cascavel Oeste	116	-	-	10.2	Nov-39
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.6	Oct-40
Copel GeT	022/2012	LT Foz do Chopim - Salto Osório	98	-	-	5.1	Aug-42
		LT Londrina - Figueira
Subtotal Copel GeT [4]			2,302	33	12,502	213.0	-
Costa Oeste
Copel GeT - 51%	001/2012	TL Cascavel Oeste - Umuarama Sul	143	1	300	5.8	Jan-42
Eletrosul - 49%		Umuarama Sul Substation
Transm. Sul Brasileira
Copel GeT - 20%	004/2012	Nova Sta Rita - Camaquã	798	1	300	12.4	May-42
Eletrosul - 80%
Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	136	2	700	10.8	May-42
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation
Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	16.5	May-42
Elecnor - 51%
Marumbi
Copel GeT - 80%	008/2012	LT Curitiba - Curitiba Leste	28	1	300	14.7	May-42
Eletrosul - 20%
Subtotal SPCs [5]			1,470	5	1,600	60.2
Total			3,772	38	14,102	273.2
¹ Refered to Copel's stake
² Renewed contract pursuant to Law 12,783/13
³ APR updated as tariff review process - Aneel Resolution 1,901/15
[4] Consolidated Financial Statement

Under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 4,346 km of transmission lines and 10 substations and will generate APR of R$736.9 million, R$367.7 million of which refers to Copel Get stake.

Copel’s interest in the transmission projects is available in the table below.

38
* Amounts subject to rounding.

Earnings Release 2Q15

Subsidiary / SPC	Auction	Signing of	Enterprise	State	km	Subst	APR¹	CAPEX ²	Start up	Concession
		Contract					(R$ million)	(R$ million)		Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	28.4	250.0	Dec-16	Oct-40
			TL Assis — Paraguaçu Paulista II		37	-			Apr-16	Feb-43
Copel GeT	007/12	Feb-13	Paraguaçu Paulista II Substation	SP	-	1	7.0	57.8	Apr-16	Feb-43
Copel GeT	007/13	Jan-14	TL Bateias - Curitiba Norte	PR	33	1	7.7	69.0	Mar-16	Jan-44
Copel GeT	001/14	Sep-14	TL Foz do Chopim - Realeza	PR	53	1	6.4	49.0	Mar-17	Sep-44
Copel GeT	001/14	Sep-14	TL Assis – Londrina	SP / PR	120	-	16.7	135.0	Sep-17	Sep-44
Subtotal Copel GeT					599	3	66.2	560.8		-
Matrinchã
Copel GeT - 49%	002/12	May-12	TL Paranaíta - Ribeirãozinho	MT	1,005	3	84.9	882.0	Sep-15	May-42
State Grid - 51%
Guaraciaba				MT / GO /
Copel GeT - 49%	002/12	May-12	TL Ribeirãozinho - Marimbondo	MG	600	1	44.5	441.0	Nov-15	May-42
State Grid - 51%
Paranaíba
Copel GeT - 24,5%				BA / MG /
	007/12	May-13	TL Barreiras II - Pirapora II	GO	967	-	29.4	235.2	May-16	May-43
Furnas - 24,5%
State Grid - 51%
Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	847	3	100.6	784.6	Nov-17	May-44
Furnas - 49,9%
Cantareira
Copel GeT - 49%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	328	-	42.0	305.8	Mar-18	Sep-44
Elecnor - 51%
Subtotal SPC					3,747	7	301.4	2,648.5
Total					4,346	10	367.7	3,209.3
¹ Update according to Aneel Ratification Resolution 1756/2014 (R$ milion) / Adjusted for Copel’s stake.
² Aneel reference value (R$ million) / Adjusted for Copel’s stake.

8.3 Distribution

In the distribution business, Copel serves more than 4.3 million energy consumers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13,8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	102,886	-	-
34.5 kV	82,753	227	1,496
69 kV	720	34	2,337
88 kV1	-	-	5
138 kV	5,631	101	6,814
230 kV	126	-	-
Total	192,116	362	10,651
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation on June 30, 2015 was 7,267 km.

39
* Amounts subject to rounding.

Earnings Release 2Q15

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed 2Q15 at 13,237 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The more severe weather events compared to previous years contributed to increasing outage duration and frequency indicators (DEC and FEC, respectively) in 2014 and beginning of 2015. The trends for these indicators, as well as for total time service, are shown below:

	DEC ¹	FEC ²
Jan-Jun	(hours)	(outages)	Total time service (hours)
2011	5.40	4.17	1:37
2012	4.91	3.92	1:39
2013	5.20	3.86	1:42
2014	6.97	4.45	2:36
2015	6.21	3.95	2:10
¹ DEC measured in hours and hundredths of an hour
² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

40
* Amounts subject to rounding.

Earnings Release 2Q15

8.4 Telecommunications

Copel Telecomunicações has a optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In June 2015, the backbone cable network extended for 9,741 km and the access network extended for 18,026 km. Currently, we serve the 399 municipalities in the State of Paraná and another three in State of Santa Catarina. Copel Telecom has substantially expanded its customer base in recent years, as shown below.

41
* Amounts subject to rounding.

Earnings Release 2Q15

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Sanitation	COPEL - 49.0%
Andrade Gutierrez - 51.0%
COPEL - 7.6%
State of Paraná - 58.7%
Dominó Holdings S.A. - 12.2%
Sanepar	Sanitation	Daleth Participações - 8.3%
Andrade Gutierrez - 2.1%
Other - 11,1%
COPEL - 51.0%
Compagas	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração	Oil and natural gas	Petra Energia [1] - 30.0%
e Produção S.A		Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0%
Município de Londrina - 55.0%
Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%
Escoelectric Ltda	Services	COPEL - 40.0%
Lactec - 60.0%
COPEL - 48.0%
Copel-Amec Ltda [2]	Services	Amec - 47.5%
Lactec - 4.5%
[1] Operating Company.
[2] Being liquidated.

42
* Amounts subject to rounding.

Earnings Release 2Q15

Accounting Information

Accounting information concerning Copel’s interests in other companies in June 2015 is shown in the following table:

				R$'000
Partnerships - Jun-15	Total Assets	Shareholders'	Net Oper.	Net Income
		Equity	Revenues
Parent Company (Consolidated)
Compagas S.A.	623,700	299,709	879,290	21,683
Elejor S.A.	701,378	44,687	115,358	3,428
UEG Araucária Ltda	1,236,287	985,970	1,120,273	255,231
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	100,101	59,676	10,139	6,917
Caiuá Transmissora de Energia S.A.	219,243	93,770	8,735	2,420
Cantareira Transmissora S.A	65,295	31,377	21,816	207
Dominó Holdings S.A.	491,906	461,433	-	22,821
Guaraciaba Transmissora de Energia (TP Sul) S.A.	873,824	326,820	-	28,901
Integração Maranhense Transmissora de Energia S.A.	429,328	187,935	59,139	2,232
Marumbi Transmissora de Energia S.A.	154,443	90,890	27,164	8,442
Mata de Santa Genebra S.A	547,498	57,803	-	104
Matrinchã Transmissora de Energia (TP Norte) S.A.	1,875,924	956,007	-	51,391
Paranaíba Transmissora de Energia S.A.	695,506	298,065	-	19,255
Cantareira Transmissora S.A	745,101	372,982	47,612	3,203
Voltália São Miguel do Gostoso Participações S.A	103,858	103,581	-	(3,141)
Associates (Equity in erarning)
Sanepar	8,151,752	3,706,561	1,374,352	202,357
Dona Francisca Energética S.A.	210,196	195,764	36,588	18,427
Foz do Chopim Energética Ltda	44,956	41,470	23,650	13,299
[1] This data was adjusted to Copel's practices.

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 340.6 MW of installed capacity to the Company's portfolio.

43
* Amounts subject to rounding.

Earnings Release 2Q15

	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
Project	(MW)	(Average MW)	(%)
SHP	206.2	114.6
SHP Bela Vista	29.0	18.0	36.0
SHP Dois Saltos	25.0	13.6	30.0
SHP Foz do Curucaca	29.5	16.2	15.0
SHP Salto Alemã	29.0	15.9	15.0
SHP São Luiz	26.0	14.3	15.0
SHP Pinhalzinho	10.9	5.9	30.0
SHP Alto Chopim	20.3	11.2	15.0
SHP Burro Branco	10.0	5.1	30.0
SHP Rancho Grande	17.7	9.7	15.0
SHP Foz do Turvo	8.8	4.7	30.0
HPP	331.0	165.5
HPP São Jerônimo	331.0	165.5	41.2
WPP	159.0	70.2
WPP Complexo Alto Oriente	60.0	27.4	100.0
WPP Complexo Jandaia	99.0	42.8	100.0
Total	696.2	350.3
¹ The installed capacity of the new projects can be optimized in relation to the registered at a uctions.

São Jerônimo Hydroelectric Power Plant

The project comprises the future São Jerônimo Hydroelectric Power Plant, with an estimated installed capacity of 331 MW, located on the Tibagi River, in the State of Paraná. This project’s implementation will be based on the concession for the use of public assets in Aneel Auction Notice 02/2001 and has been awarded to Consórcio São Jerônimo, in which Copel holds a 41.2% interest. The beginning of the works depends on authorization by the National Congress, pursuant to article 231, paragraph 3 of the Federal Constitution, as the plant’s reservoir is in indigenous areas.

Thermal Power Generation

Copel has been developing feasibility studies for four thermal power plants to be built in the State of Paraná, which may add up to 1,373 MW in installed capacity to the Company's portfolio, as shown below.

Project	Estimated Installed Capacity (MW)	Fuel	Location
Araucária II TPP ¹	373.0	Natural Gas	Araucária - PR
Litoral TPP	400.0	Natural Gas	Paranaguá - PR
Litoral II TPP	400.0	Natural Gas	Paranaguá - PR
Norte Pioneiro TPP	200.0	Coal	Sapopema - PR
Total	1,373.0
¹ Owns Preliminary and Installation License by Instituito Ambiental do Paraná.

44
* Amounts subject to rounding.

Earnings Release 2Q15

The feasibility of natural gas thermal power plants is conditioned to the construction of a regasification termination in Paranaguá, on the coast of State of Paraná. However, Copel is negotiating with Petrobras to use the regasification terminal on Guanabara Bay, in State of Rio de Janeiro, in order to import liquefied natural gas (LNG) to meet the Araucária II Thermal Power Plant’s possible need for gas.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1
Total	459.3

The public hearings for the Apertados and Ercilândia hydroelectric power plants were held in November 2014, thus fulfilling one of the legal requirements for the respective environmental licenses to be issued. The environmental license applications are currently being reviewed by the Environmental Institute of Paraná State. The preliminary environmental license is a condition for the technical qualification of the projects in the new energy auctions promoted by Aneel.

Tapajós Hydroelectric Complex

Copel entered into a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers in Brazil’s North Region, including the environmental assessment of the Tapajós River Basin and the feasibility of the Tapajós River Complex, comprising five plants with a joint installed capacity of over 12 thousand MW. The plants currently under study are: Jatobá, with 2,338 MW, and São Luiz do Tapajós, the biggest, with 8,040 MW, both on the Tapajós River. On the Jamanxim River, the Company will be studying the Cachoeira do Caí, Cachoeira dos Patos and Jamanxim Hydroelectric Power Plants. The Technical and Economic Feasibility Study of the São Luiz do Tapajós Hydroelectric Power Plant (EVTE) was submitted to Aneel for examination in April 2014. The document contains a study of the technical and economic conditions that comprise one of the feasibility aspects of building the plant and will be an integral part of the documentation included in the invitation to bid for the plant’s concession. The Environmental Impact Assessments and Environmental Impact Reports (EIA/RIMA) were concluded and delivered to IBAMA (Brazilian Institute of Environment and Renewable Natural Resources) in May 2014. The Company is awaiting for the public hearings to be scheduled. At the moment, the situation of indigenous peoples is under study. Technicians from FUNAI (National Indian Foundation) are studying the possible impacts on indigenous communities.

45
* Amounts subject to rounding.

Earnings Release 2Q15

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327-km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$ 78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. The activities of the first phase of exploitation by the consortium are suspended in the other blocks due to a public-interest civil action, as a result the respective concession contracts have yet to be signed.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 2Q15 at 8,617 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2012	2013	2014	Jun-15
Geração e Transmissão	1,841	1,702	1,554	1,567
Distribuição	7,169	6,375	6,071	6,041
Telecomunicações	458	434	601	622
Holding	-	136	329	334
Participações	-	-	11	10
Renováveis	-	-	26	43
TOTAL	9,468	8,647	8,592	8,617

On June 30, 2015, Copel Distribuição had 4,379,200 customers, representing a consumer-to-employee ratio of 725. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 159, 7 and 16 employees, respectively.

46
* Amounts subject to rounding.

Earnings Release 2Q15

9.2 Main Operational Indicators

		Installed
Generation		capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,754.6	In operation
Hydroeletric	18	4,732.1	Transmission Lines (km)	2,302
Thermal	1	20.0	Substation (amount)	33
Wind power	1	2.5	Under construction
Under construction		405.0	Transmission Lines (km)	599
Hydroeletric	2	405.0	Substation (amount)	3
Copel Holding			Partnership
In operation		196.6	In operation
Wind farms	8	196.6	Transmission Lines (km)	1,470
Under construction		413.0	Substation (amount)	5
Wind farms	16	413.0	Under construction
Partnership			Transmission Lines (km)	3,747
In operation		606.0	Substation (amount)	7
Hydroeletric	5	218.7
Thermal	1	387.3
			Copel Distribuition
Under construction		52.9
Wind farms	4	52.9	Distribution lines (km)	192,116
			Substations	362
			Installed power substations (MVA)	10,651
Copel Telecommunication
			Municipalities served	395
Optical cables backbone network (km)		9,741	Locations served	1,113
Optical cables access network (km)		18,026	Captive customers	4,379,200
Cities served in Parana State		399	Customers by distribution employee	725
Cities served in Santa Catarina State		3	DEC (in hundredths of an hour and minute)	6.21
Customers		34,475	FEC (number of outages)	3.95

Administration
Total employees		8,617
Copel Geração e Transmissão		1,567	Copel Participações	10
Copel Distribuição		6,041	Copel Renováveis	43
Copel Telecomunicações		622	Copel Holding	334

47
* Amounts subject to rounding.

Earnings Release 2Q15

9.3 Conference Call 2Q15 Results

Information about 2Q15 Results Conference Call:

>     Friday, Aug 14, 2015, at 4:00 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

48
* Amounts subject to rounding.

Earnings Release 2Q15

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	1H15	1H14
Cash flows from operating activities
Net income for the period	772,006	831,306
Adjustments to reconcile net income with the cash provided by operating activities	685,415	952,696
Depreciation and Amortization	325,110	308,162
Unrealized monetary and exchange variations, net	47,724	88,801
Remuneration of accounts receivable related to the concession	(52,115)	(26,529)
Sectoral assets and liabilities result	(585,966)	-
Equity in earnings of subsidiaries	(91,809)	(84,582)
Income Tax and Social Contribution	470,374	548,771
Deferred Income Tax and Social Contribution	(77,861)	(209,867)
Reversal of provision for losses from devaluation of i nvestments	-	(1,728)
Net operational provisions and reversals	403,692	149,002
Provisions for post employment benefits	134,726	105,435
Provision for research a nd development and energy efficiency	69,313	54,829
Write off of i ntangible assets related to concession - goodwill	13,407	16,647
Write off of property, plant, and equipment	12,481	804
Write off of i ntangible assets	16,339	2,951
Decrese (increase) in assets	(394,639)	(441,267)
Increase (reduction) of liabilities	(483,997)	(882,946)
Net cash generated by operating activities	578,785	459,789
Cash flows from investing activities
Bonds and securities	43,311	(54,198)
Additions - net effect of acquired cash	-	(284)
Additions in investments	(149,691)	(191,102)
Additions to property, plant, and equipment	(522,185)	(299,120)
Additions to intangible	(505,032)	(547,531)
Customer contributions	118,071	67,330
Net cash generated (used) by investing activities	(1,044,926)	(1,024,905)
Cash flows from financing activities
Loans and financing obtained	465,095	-
Debentures Issued	1,008,633	1,372,775
Amortization of principal amounts of loans and financing	(501,404)	(215,663)
Amortization of principal amounts of debentures	(83,659)	(20,304)
		-
Dividends and interest on own capital paid	(294,850)	(249,787)
Net cash used by financing activities	593,815	887,021
Increase (decrease) in cash and cash equivalents	127,674	321,905
Cash and cash equivalents at the beginning of the year	740,131	1,741,632
Cash and cash equivalents at the end of the year	867,805	2,063,537
Variation in cash and cash equivalents	127,674	321,905

49
* Amounts subject to rounding.

Earnings Release 2Q15

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Income Statement	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	659,580	908,913	810,142	(18.6)	1,568,493	1,653,291	(5.1)
Electricity s ales to final customers	145,575	140,470	121,833	19.5	286,045	231,240	23.7
Electricity s ales to distributors	386,409	655,155	570,502	(32.3)	1,041,564	1,197,988	(13.1)
Use of the main distribution and transmi ssion grid	59,871	64,890	41,584	44.0	124,761	87,245	43.0
Construction revenue	55,770	38,314	67,412	(17.3)	94,084	116,939	(19.5)
Other operating revenues	11,955	10,084	8,811	35.7	22,039	19,879	10.9
OPERATING COSTS AND EXPENSES	(677,606)	(481,481)	(385,794)	75.6	(1,159,087)	(747,077)	55.1
Electricity purchased for resale	(221,895)	(19,165)	(30,601)	625.1	(241,060)	(49,672)	385.3
Charges of main distribution and transmission grid	(59,156)	(61,385)	(53,049)	11.5	(120,541)	(105,698)	14.0
Personnel a nd management	(55,196)	(53,291)	(50,503)	9.3	(108,487)	(97,244)	11.6
Pension and healthcare plans	(13,970)	(14,499)	(12,110)	15.4	(28,469)	(25,052)	13.6
Materials and supplies	(4,025)	(3,807)	(3,125)	28.8	(7,832)	(7,957)	(1.6)
Materials and supplies for power eletricity	(7,929)	(5,727)	(5,434)	45.9	(13,656)	(9,370)	45.7
Third-party services	(27,503)	(25,476)	(26,067)	5.5	(52,979)	(54,577)	(2.9)
Depreciation and amortization	(69,882)	(71,817)	(72,665)	(3.8)	(141,699)	(145,918)	(2.9)
Provisions a nd reversals	(115,063)	(124,637)	(35,228)	226.6	(239,700)	(56,933)	321.0
Construction cost	(71,701)	(43,268)	(58,983)	21.6	(114,969)	(116,943)	(1.7)
Other cost a nd expenses	(31,286)	(58,409)	(38,029)	(17.7)	(89,695)	(77,713)	15.4
EQUITY IN EARNINGS OF SUBSIDIARIES	87,233	123,321	84,636	3.1	210,554	174,348	20.8
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	69,207	550,753	508,984	(86.4)	619,960	1,080,562	(42.6)
FINANCIAL RESULTS	72,643	3,403	35,906	102.3	76,046	71,860	5.8
Financial income	103,698	17,148	44,948	130.7	120,846	90,796	33.1
Financial expenses	(31,055)	(13,745)	(9,042)	243.5	(44,800)	(18,936)	136.6
OPERATIONAL EXPENSES/ INCOME	141,850	554,156	544,890	(74.0)	696,006	1,152,422	(39.6)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(18,047)	(145,607)	(155,128)	(88.4)	(163,654)	(331,105)	(50.6)
Income tax and s ocial contribution on profit	(92,523)	(208,145)	(191,680)	(51.7)	(300,668)	(408,127)	(26.3)
Deferred income tax and s ocial contribution on profit	74,476	62,538	36,552	103.8	137,014	77,022	77.9
NET INCOME (LOSS)	123,803	408,549	389,762	(68.2)	532,352	821,317	(35.2)
EBITDA	139,089	622,570	581,649	(76.1)	761,659	1,226,480	(37.9)

50
* Amounts subject to rounding.

Earnings Release 2Q15

Income Statement – Copel Distribuição

Income Statement	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,482,152	2,598,677	1,617,696	53.4	5,080,829	3,257,428	56.0
Electricity s ales to final customers	1,275,981	1,189,139	799,132	59.7	2,465,120	1,612,974	52.8
Electricity s ales to distributors	65,312	74,822	41,219	58.5	140,134	67,438	107.8
Use of the main distribution and transmi ssion grid	440,337	548,683	479,845	(8.2)	989,020	1,011,167	(2.2)
Construction revenue	198,153	204,152	253,976	(22.0)	402,305	484,892	(17.0)
Sectorial assets and liabilities result	478,136	560,885	-	-	1,039,021	-
Other operating revenues	24,233	20,996	43,524	(44.3)	45,229	80,957	(44.1)
OPERATING COSTS AND EXPENSES	(2,342,808)	(2,608,974)	(1,968,033)	19.0	(4,951,782)	(3,682,882)	34.5
Electricity purchased for resale	(1,565,620)	(1,783,895)	(1,230,882)	27.2	(3,349,515)	(2,266,030)	47.8
Charges of main distribution and transmission grid	(146,615)	(157,696)	(86,914)	68.7	(304,311)	(177,838)	71.1
Personnel a nd management	(143,388)	(145,378)	(133,190)	7.7	(288,766)	(264,040)	9.4
Pension and healthcare plans	(40,292)	(42,248)	(29,209)	37.9	(82,540)	(60,494)	36.4
Materials and supplies	(12,173)	(15,927)	(14,198)	(14.3)	(28,100)	(26,940)	4.3
Third-party services	(89,739)	(82,449)	(70,706)	26.9	(172,188)	(133,298)	29.2
Depreciation and amortization	(56,369)	(59,091)	(54,853)	2.8	(115,460)	(109,252)	5.7
Provisions a nd reversals	(67,963)	(78,816)	(50,827)	33.7	(146,779)	(88,744)	65.4
Construction cost	(198,153)	(204,152)	(253,976)	(22.0)	(402,305)	(484,892)	(17.0)
Other cost a nd expenses	(22,496)	(39,322)	(43,278)	(48.0)	(61,818)	(71,354)	(13.4)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	139,344	(10,297)	(350,337)	-	129,047	(425,454)	-
FINANCIAL RESULTS	77,912	57,930	27,330	185.1	135,842	83,155	63.4
Financial income	130,559	129,792	63,114	106.9	260,351	166,767	56.1
Financial expenses	(52,647)	(71,862)	(35,784)	47.1	(124,509)	(83,612)	48.9
OPERATIONAL EXPENSES/ INCOME	217,256	47,633	(323,007)	-	264,889	(342,299)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(74,761)	(18,796)	108,685	-	(93,557)	113,402	-
Income tax and s ocial contribution on profit	-	-	2,549	-	-	-	-
Deferred income tax and s ocial contribution on profit	(74,761)	(18,796)	106,136	-	(93,557)	113,402	-
NET INCOME (LOSS)	142,495	28,837	(214,322)	-	171,332	(228,897)	-
EBITDA	195,713	48,794	(295,484)	-	244,507	(316,202)	-

51
* Amounts subject to rounding.

Earnings Release 2Q15

Income Statement– Copel Telecomunicações

Income Statement	2Q15	1Q15	2Q14	Var.%	1H15	1H14	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
NET OPERATING REVENUES	67,870	64,767	49,179	38.0	132,637	97,542	36.0
Revenues from telecommunications	58,308	54,608	47,646	22.4	112,916	94,436	19.6
Other operating revenues	9,562	10,159	1,533	523.7	19,721	3,106	534.9
OPERATING COSTS AND EXPENSES	(45,901)	(43,246)	(29,357)	56.4	(89,147)	(57,306)	55.6
Personnel and management	(19,372)	(18,142)	(11,326)	71.0	(37,514)	(21,650)	73.3
Pension and healthcare plans	(4,274)	(4,392)	(1,850)	131.0	(8,666)	(3,916)	-
Materials and s upplies	(484)	(433)	(296)	63.5	(917)	(583)	57.3
Third-party services	(7,505)	(7,837)	(5,284)	42.0	(15,342)	(9,571)	60.3
Depreciation and amortization	(7,666)	(7,335)	(7,119)	7.7	(15,001)	(13,912)	7.8
Provisions a nd reversals	(778)	(1,624)	(581)	33.9	(2,402)	(1,732)	38.7
Other cost and expenses	(5,822)	(3,483)	(2,901)	100.7	(9,305)	(5,942)	56.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	21,969	21,521	19,822	10.8	43,490	40,236	8.1
FINANCIAL RESULTS	68	474	746	(90.9)	542	1,987	(72.7)
Income tax and s ocial contribution on profit	469	826	1,132	(58.6)	1,295	2,168	(40.3)
Deferred income tax and social contribution on profit	(401)	(352)	(386)	3.9	(753)	(181)	316.0
OPERATIONAL EXPENSES / INCOME	22,037	21,995	20,568	7.1	44,032	42,223	4.3
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(7,364)	(7,499)	(6,979)	5.5	(14,863)	(14,328)	3.7
Income tax and s ocial contribution on profit	(6,423)	(9,280)	(6,263)	2.6	(15,703)	(14,400)	9.0
Deferred income tax and social contribution on profit	(941)	1,781	(716)	31.4	840	72	-
NET INCOME (LOSS)	14,673	14,496	13,589	8.0	29,169	27,895	4.6
EBITDA	29,635	28,856	26,941	10.0	58,491	54,148	8.0

52
* Amounts subject to rounding.

Earnings Release 2Q15

Exhibit III – Financial Statements by Company

Balance Sheet by Company

										R$'000
	Geração e					UEG
Assets - Jun-15	Transmissão	Distribuição	Telecom	Compagas	Elejor	Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,126,427	4,310,200	77,510	261,401	46,886	829,716	139,151	461,942	(383,368)	6,869,865
Cash and cash equivalents	316,252	260,297	13,454	53,224	23,820	68,960	111,835	19,963	-	867,805
Bonds ands ecurities	92,082	-	-	6,103	-	351,290	-	159	-	449,634
Collaterals and escrow accounts	-	20	-	1,779	-	-	5,321	-	-	7,120
Customers	307,376	1,896,982	40,747	193,895	20,504	401,271	316	-	(180,673)	2,680,418
Di vidends receivable	14,015	-	-	-	-	-	15,473	202,165	(197,236)	34,417
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	99,905	-	99,905
Sectorial financial assets	-	1,551,712	-	-	-	-	-	-	-	1,551,712
Account receivable related to concession	8,047	-	-	-	-	-	-	-	-	8,047
Accounts receivable related to the concession extension	248,540	-	-	-	-	-	-	-	-	248,540
Other current receivables	106,117	412,634	4,201	1,109	2,203	8,195	1,160	13,521	(135)	549,005
Inventories	29,229	88,833	14,357	2,293	-	-	-	-	-	134,712
Income tax and social contribution	231	28,069	816	-	-	-	3,453	121,416	-	153,985
Other current recoverable taxes	3,416	56,905	3,924	2,672	-	-	932	-	-	67,849
Prepaid expenses	1,122	14,748	11	326	359	-	150	-	-	16,716
Related parties	-	-	-	-	-	-	511	4,813	(5,324)	-
NON-CURRENT	9,278,435	6,214,749	570,525	362,299	654,492	406,571	1,617,832	15,680,368	(13,708,935)	21,076,336
Long Term Assets	1,286,243	5,253,765	75,571	60,450	28,076	229	42,492	1,995,412	(126,334)	8,615,904
Bonds and s ecurities	93,033	2,784	-	-	-	-	-	-	-	95,817
Collaterals and escrow accounts	-	66,528	-	-	-	-	-	-	-	66,528
Customers	2,846	36,861	38,714	-	-	-	-	-	-	78,421
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,253,874	-	1,253,874
Judicial deposits	58,813	325,206	7,078	37,040	52	229	100	274,305	-	702,823
Sectoral financial assets	-	153,540	-	-	-	-	-	-	-	153,540
Account receivable related to concession	749,802	4,324,645	-	7,478	-	-	-	-	-	5,081,925
Accounts receivable related to the concession extension	160,217	-	-	-	-	-	-	-	-	160,217
Other receivables	29,354	11,896	-	(4,693)	-	-	-	-	-	36,557
Income tax and social contribution	502	14,380	-	-	-	-	-	74,658	-	89,540
Other recoverable taxes	124,511	266,449	24,725	20,450	28,024	-	-	124,299	-	588,458
Deferred income tax and s ocial contribution	67,165	51,476	5,054	-	-	-	-	14	-	123,709
Receivables from subsidiaries	-	-	-	175	-	-	-	-	-	175
Prepaid Expenses	-	-	-	-	-	-	42,392	268,262	(126,334)	184,320
Investments	1,795,593	1,374	-	-	-	-	382,744	13,681,374	(14,004,162)	1,856,923
Property, Plant and Equipment, net	6,140,746	-	476,624	-	441,289	406,092	1,192,273	364	-	8,657,388
Intangible Assets	55,853	959,610	18,330	301,849	185,127	250	323	3,218	421,561	1,946,121
TOTAL	10,404,862	10,524,949	648,035	623,700	701,378	1,236,287	1,756,983	16,142,310	(14,092,303)	27,946,201
¹ Wind Farms , Copel Renováveis and Copel Participações

53
* Amounts subject to rounding.

Earnings Release 2Q15

										R$'000
	Geração e					UEG			Elimin. e
Assets - Jun-14	Transmissão	Distribuição	Telecom	Compagas	Elejor	Araucária	Outras¹	Holding	Reclassif.	Consolidado
CURRENT	2,125,275	1,757,737	59,081	199,148	60,024	725,433	243,349	1,117,641	(583,165)	5,704,523
Cash and cash equivalents	989,611	194,065	10,793	45,932	38,260	8,820	240,226	535,830	-	2,063,537
Bonds and securities	151,099	10,710	-	-	-	267,491	-	147	-	429,447
Collaterals and escrow accounts	20,542	32	-	661	-	-	-	-	-	21,235
Customers	329,007	1,058,897	26,545	136,074	20,212	413,326	-	-	(136,229)	1,847,832
Dividends receivable	1,338	-	-	-	-	-	-	450,943	(434,486)	17,795
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	89,184	-	89,184
Account receivable related to concession	6,258	-	-	-	-	-	-	-	-	6,258
Accounts receivable related to the concession extension	385,264	-	-	-	-	-	-	-	-	385,264
Other current receivables	190,124	295,615	3,066	1,513	1,190	448	1,904	21,005	(12,449)	502,416
Inventories	29,063	100,014	10,318	1,120	-	-	-	-	-	140,515
Income tax and social contribution	4,976	9,440	4,000	-	-	26,253	305	20,532	-	65,506
Other current recoverable taxes	17,049	73,826	4,279	13,624	-	9,095	9	-	-	117,882
Prepaid expenses	944	15,138	80	224	362	-	904	-	-	17,652
Receivables from subsidiaries	-	-	-	-	-	-	1	-	(1)	-
NON-CURRENT	8,739,800	6,008,601	455,602	291,212	683,177	407,246	334,903	14,386,610	(11,945,696)	19,361,455
Long Term Assets	908,941	4,701,646	46,495	52,847	30,548	229	77,287	2,012,185	(137,679)	7,692,499
Bonds and securities	72,280	43,366	-	-	-	-	-	-	-	115,646
Collaterals and escrow accounts	-	46,337	-	-	-	-	-	-	-	46,337
Customers	4,744	45,213	21,282	-	-	-	-	-	-	71,239
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,276,497	-	1,276,497
Judicial deposits	49,020	377,487	4,860	279	42	229	15	272,744	-	704,676
Account receivable related to concession	533,313	3,365,513	-	-	-	-	-	-	-	3,898,826
Accounts receivable related to the concession extension	189,564	-	-	-	-	-	-	-	-	189,564
Other receivables	6,758	13,739	-	2,892	-	-	(36)	95	-	23,448
Income tax a nd social contribution	532	13,401	-	-	-	-	-	177,932	-	191,865
Other recoverable taxes	52,730	68,470	4,798	45,423	-	-	-	-	-	171,421
Deferred income tax and social contribution	-	728,120	15,555	4,056	30,506	-	-	108,850	-	887,087
Advances to suppliers	-	-	-	197	-	-	-	-	-	197
Receivables from subsidiaries	-	-	-	-	-	-	77,308	176,067	(137,679)	115,696
Investments	1,168,872	1,374	-	-	-	-	-	12,342,413	(12,118,716)	1,393,943
Property, Plant and Equipment, net	6,612,298	-	394,146	-	458,730	406,860	256,723	30,073	-	8,158,830
Intangible Assets	49,689	1,305,581	14,961	238,365	193,899	157	893	1,939	310,699	2,116,183
TOTAL	10,865,075	7,766,338	514,683	490,360	743,201	1,132,679	578,252	15,504,251	(12,528,861)	25,065,978
¹ Wind Farms , Copel Renováveis and Copel Participações

54
* Amounts subject to rounding.

Earnings Release 2Q15

										R$'000
	Geração e					UEG
Liabilities -Jun-15	Transmissão	Distribuição	Telecom	Compagas	Elejor	Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	897,925	2,217,414	71,855	252,687	150,924	236,415	349,984	398,846	(392,043)	4,184,007
Social charges and accruals	43,084	114,512	15,600	6,876	295	190	2,116	13,126	-	195,799
Associated companies and parent company	-	-	-	-	-	-	11,993	-	(11,993)	-
Suppliers	351,463	1,065,367	10,848	204,405	8,517	140,770	184,928	3,809	(182,108)	1,787,999
Income Tax and Social Contribution payable	224,565	-	2,482	2,786	352	91,407	523	-	-	322,115
Other taxes	67,792	109,634	3,411	9,568	1,686	1,974	2,577	914	-	197,556
Loans and fi nancing	114,455	226,608	5,744	-	-	-	20,298	352,217	(706)	718,616
Debentures	15,958	22,220	-	14,057	40,490	-	111,648	18,520	-	222,893
Dividends payable	-	124,791	31,300	14,337	42,557	-	4,043	4,136	(197,236)	23,928
Post employment benefits	9,422	26,402	1,280	-	-	-	12	7	-	37,123
Customer charges due	5,284	212,722	-	-	-	-	-	-	-	218,006
Research and development and energy efficiency	39,654	117,507	-	-	4,493	2,031	-	-	-	163,685
Payables related to concession - Use of Public Property	3,694	-	-	-	51,447	-	-	-	-	55,141
Other accounts payable	22,554	197,651	1,190	658	1,087	43	11,846	6,117	-	241,146
NON-CURRENT	3,518,221	3,049,542	102,154	71,304	505,767	13,902	872,336	1,944,777	(471,952)	9,606,051
Associated companies and parent company	-	-	11,900	-	-	-	372,648	-	(384,548)	-
Suppliers	14,249	-	-	-	-	-	-	-	-	14,249
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-
Tax liabilities	182,610	71,026	4,192	-	-	-	109	1,148	-	259,085
Loans and financing	1,175,181	682,453	24,656	-	-	-	274,621	622,535	(83,236)	2,696,210
Debentures	994,421	999,178	-	48,170	91,230	-	222,000	995,807	-	3,350,806
Post-employment benefits	230,741	612,650	54,257	4,844	-	-	2,714	9,020	-	914,226
Research and development and energy efficiency	58,732	142,748	-	-	-	13,902	-	-	-	215,382
Payables related to the concession - Use of Pub.Property	40,875	-	-	-	414,537	-	-	-	-	455,412
Other payables	52	-	-	1,360	-	-	244	4,167	(4,168)	1,655
Tax, s ocial security, labor and civil provisions	821,360	541,487	7,149	16,930	-	-	-	312,100	-	1,699,026
EQUITY	5,988,716	5,257,993	474,026	299,709	44,687	985,970	534,663	13,798,687	(13,228,308)	14,156,143
Attributable to controlling shareholders	5,988,716	5,257,993	474,026	299,709	44,687	985,970	534,663	13,798,687	(13,585,764)	13,798,687
Capital	3,505,994	3,342,841	304,198	135,943	35,503	707,440	644,439	6,910,000	(8,676,358)	6,910,000
Advance for Future Capital Increase	-	642,000	-	-	-	-	-	-	(642,000)	-
Equity valuation adjustments	1,052,906	(108,193)	(16,876)	(1,548)	256	-	(2,016)	925,657	(924,529)	925,657
Legal Reserves	331,298	157,187	12,022	21,238	5,500	23,299	1,177	685,147	(551,721)	685,147
Retained earnigs	514,415	1,052,826	145,513	122,393	-	-	18,361	4,516,825	(1,853,508)	4,516,825
Additional propos eddividends	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	584,103	171,332	29,169	21,683	3,428	255,231	(127,298)	761,058	(937,648)	761,058
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	357,456	357,456
TOTAL	10,404,862	10,524,949	648,035	623,700	701,378	1,236,287	1,756,983	16,142,310	(14,092,303)	27,946,201
¹ Wind Farms, Copel Renováveis and Copel Participações

55
* Amounts subject to rounding.

Earnings Release 2Q15

										R$'000
	Geração e					UEG
Liabilities - Jun-14	Transmissão	Distribuição	Telecom	Compagas	Elejor	Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,200,820	1,532,937	47,328	160,866	111,655	181,882	354,319	367,644	(583,690)	3,373,761
Social charges and accruals	35,739	113,592	10,425	5,175	260	131	1,328	18,935	-	185,585
Associated companies and parent company	-	-	-	-	-	-	1	-	(1)	-
Suppliers	280,060	813,133	8,408	143,218	1,665	113,030	20,950	3,316	(148,565)	1,235,215
Income Tax and Social Contribution payable	293,081	-	2,359	8,622	13,266	56,396	93	-	-	373,817
Other taxes	20,189	171,954	3,769	1,252	1,309	10,297	1,411	747	(110)	210,818
Loans and financing	78,187	178,943	5,727	-	-	-	-	303,759	(528)	566,088
Debentures	-	18,455	-	-	40,488	-	330,335	10,491	-	399,769
Dividends payable	419,876	-	14,604	1,208	-	-	5	3,372	(434,486)	4,579
Post employment benefits	8,032	21,914	1,080	-	-	-	1	14	-	31,041
Customer charges due	8,455	16,442	-	-	-	-	-	-	-	24,897
Res earch a nd development and energy efficiency	16,678	104,419	-	-	3,419	2,021	-	-	-	126,537
Payables related to concession - Use of Public Property	2,846	-	-	-	49,686	-	-	-	-	52,532
Other payables	37,677	94,085	956	1,391	1,562	7	195	27,010	-	162,883
NON-CURRENT	2,669,664	2,937,683	85,666	46,140	528,891	4,199	145,272	1,975,473	(220,864)	8,172,124
Associated companies and parent company	-	-	16,000	-	-	-	145,021	-	(161,021)	-
Suppliers	22,188	15,587	-	-	-	-	-	-	-	37,775
Tax liabilities	16,888	56,868	3,227	-	-	-	19	497	-	77,499
Deferred income tax and social contribution	343,794	-	-	-	-	-	-	-	-	343,794
Loans and financing	1,270,768	652,402	30,205	-	-	-	-	684,427	(59,843)	2,577,959
Debentures	-	998,646	-	42,876	131,735	-	-	994,216	-	2,167,473
Post-employment benefits	298,268	622,254	31,151	2,499	-	-	-	17,754	-	971,926
Res earch and development and energy efficiency	64,775	125,931	-	-	-	4,199	-	-	-	194,905
Payables related to the concession - Use of Public Property	33,290	-	-	-	396,856	-	-	-	-	430,146
Other payables	-	-	-	-	-	-	232	-	-	232
Tax, social security, labor and civil provisions	619,693	465,995	5,083	765	300	-	-	278,579	-	1,370,415
EQUITY	6,994,591	3,295,718	381,689	283,354	102,655	946,598	78,661	13,161,134	(11,724,307)	13,520,093
Attributable to controlling shareholders	6,994,591	3,295,718	381,689	283,354	102,655	946,598	78,661	13,161,134	(12,083,266)	13,161,134
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	85,826	6,910,000	(7,335,945)	6,910,000
Advance for Future Capital Increase	-	153,000	-	-	-	-	-	-	(153,000)	-
Equity valuation adjustments	1,095,077	(150,166)	(4,940)	-	256	-	-	929,459	(940,227)	929,459
Legal Reserves	297,179	135,294	9,093	18,220	4,541	-	9	624,849	(464,336)	624,849
Retained earnigs	1,225,880	761,646	109,243	81,148	29,887	-	177	3,897,833	(2,207,981)	3,897,833
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	870,461	(228,897)	27,895	48,043	32,468	239,158	(7,351)	798,993	(981,777)	798,993
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	358,959	358,959
TOTAL	10,865,075	7,766,338	514,683	490,360	743,201	1,132,679	578,252	15,504,251	(12,528,861)	25,065,978
¹ Wind Farms, Copel Renováveis and Copel Participações

56

* Amounts subject to rounding.

Earnings Release 2Q15

Income Statement by Company

										R$'000
	Geração e					UEG			Elimin. e
Income Statement 1H15	Transmissão	Distribuição	Telecom	Compagas	Elejor	Araucária	Other¹	Holding	Reclassif.	Consolidated
NET OPERATING INCOME	1,568,493	5,080,829	132,637	879,290	115,358	1,120,273	57,321	-	(808,261)	8,145,940
Electricity sales to final customers	286,045	2,465,120	-	-	-	-	-	-	(2,007)	2,749,158
Electricity sales to distributors	1,041,564	140,134	-	-	115,358	1,120,269	57,321	-	(140,020)	2,334,626
Use of the main distribution and transmission grid (TUSD/ TUST)	124,761	989,020	-	-	-	-	-	-	(38,044)	1,075,737
Construction revenue	94,084	402,305	-	44,805	-	-	-	-	-	541,194
Telecommunications	-	-	112,916	-	-	-	-	-	(14,011)	98,905
Distribution of piped gas	-	-	-	834,485	-	-	-	-	(573,808)	260,677
Sectoral assets and liabilities result	-	1,039,021	-	-	-	-	-	-	-	1,039,021
Other operating revenues	22,039	45,229	19,721	-	-	4	-	-	(40,371)	46,622
OPERATING COSTS AND EXPENSES	(1,159,087)	(4,951,782)	(89,147)	(846,811)	(59,544)	(751,523)	(117,752)	(71,526)	812,428	(7,234,744)
Energy purchased for resale	(241,060)	(3,349,515)	-	-	(30,799)	-	(85,929)	-	139,933	(3,567,370)
Charges of the main distribution and transmission grid	(120,541)	(304,311)	-	-	(4,368)	(9,392)	(4,887)	-	36,791	(406,708)
Personnel and management	(108,487)	(288,766)	(37,514)	(14,686)	(1,497)	(1,035)	(9,206)	(32,579)	-	(493,770)
Private pension and health plans	(28,469)	(82,540)	(8,666)	(1,104)	-	(130)	(1,001)	(3,988)	-	(125,898)
Materials	(7,832)	(28,100)	(917)	(835)	(81)	(95)	(97)	(269)	-	(38,226)
Raw material and supplies - energy production	(13,656)	-	-	-	-	(694,415)	-	-	575,017	(133,054)
Natural gas and supplies for gas business	-	-	-	(755,978)	-	-	-	-	-	(755,978)
Third-party services	(52,979)	(172,188)	(15,342)	(8,278)	(5,035)	(27,166)	(2,554)	(5,230)	55,180	(233,592)
Depreciation and amortization	(141,699)	(115,460)	(15,001)	(9,722)	(13,418)	(17,317)	(10,329)	(2,163)	-	(325,109)
Provisions and reversals	(239,700)	(146,779)	(2,402)	(431)	401	-	-	(18,949)	4,168	(403,692)
Construction cost	(114,969)	(402,305)	-	(44,805)	-	-	-	-	-	(562,079)
Other operating costs and expenses	(89,695)	(61,818)	(9,305)	(10,972)	(4,747)	(1,973)	(3,749)	(8,348)	1,339	(189,268)
EQUITY IN EARNINGS OF SUBSIDIARIES	210,554	-	-	-	-	-	(33,448)	767,946	(853,243)	91,809
OPERATIONAL EXPENSES / INCOME	619,960	129,047	43,490	32,479	55,814	368,750	(93,879)	696,420	(849,076)	1,003,005
FINANCIAL RESULTS	76,046	135,842	542	1,447	(50,638)	17,734	(6,475)	(12,984)	-	161,514
Income tax and social contribution on profit	120,846	260,351	1,295	5,264	999	21,131	7,629	111,008	(12)	528,511
Deferred i ncome tax and social contribution on profit	(44,800)	(124,509)	(753)	(3,817)	(51,637)	(3,397)	(14,104)	(123,992)	12	(366,997)
EARNINGS BEFORE INCOME TAXES	696,006	264,889	44,032	33,926	5,176	386,484	(100,354)	683,436	(849,076)	1,164,519
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(163,654)	(93,557)	(14,863)	(12,243)	(1,748)	(131,253)	(1,066)	25,871	-	(392,513)
Income tax and social contribution on profit	(300,668)	-	(15,703)	(17,482)	(1,098)	(131,253)	(3,953)	(217)	-	(470,374)
Deferred income tax and social contribution	137,014	(93,557)	840	5,239	(650)	-	2,887	26,088	-	77,861
NET INCOME	532,352	171,332	29,169	21,683	3,428	255,231	(101,420)	709,307	(849,076)	772,006
Attributed to controlling shareholders	-	-	-	-	-	-	-	-	-	709,307
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	62,699
EBITDA	761,659	244,507	58,491	42,201	69,232	386,067	(83,550)	698,583	(849,076)	1,328,114
¹ Wind Farms, Copel Renováveis and Copel Participações

57
* Amounts subject to rounding.

Earnings Release 2Q15

										R$'000
	Geração e					UEG			Elimin. e
Income Statement 1H14	Transmissão	Distribuição	Telecom	Compagas	Elejor	Araucária	Other¹	Holding	Reclassif.	Consolidated
NET OPERATING INCOME	1,653,291	3,257,428	97,542	849,364	123,114	1,043,144	-	-	(854,637)	6,169,246
Electricity sales to final customers	231,240	1,612,974	-	-	-	-	-	-	(1,073)	1,843,141
Electricity sales to distributors	1,197,988	67,438	-	-	123,114	1,038,172	-	-	(145,890)	2,280,822
Use of the main distribution and transmission grid (TUSD/ TUST)	87,245	1,011,167	-	-	-	-	-	-	(37,104)	1,061,308
Construction revenue	116,939	484,892	-	24,728	-	-	-	-	-	626,559
Telecommunications	-	-	94,436	-	-	-	-	-	(15,144)	79,292
Distribution of piped gas	-	-	-	822,682	-	-	-	-	(637,217)	185,465
Other operating revenues	19,879	80,957	3,106	1,954	-	4,972	-	-	(18,209)	92,659
OPERATING COSTS AND EXPENSES	(747,077)	(3,682,882)	(57,306)	(777,528)	(32,724)	(726,466)	(5,578)	(61,841)	854,754	(5,236,648)
Energy purchased for resale	(49,672)	(2,266,030)	-	-	(4,742)	-	-	-	145,887	(2,174,557)
Charges of the main distribution and transmission grid	(105,698)	(177,838)	-	-	(3,886)	(7,375)	-	-	36,824	(257,973)
Personnel and management	(97,244)	(264,040)	(21,650)	(12,927)	(1,368)	(709)	(3,759)	(46,741)	-	(448,438)
Private pension and health plans	(25,052)	(60,494)	(3,916)	(963)	-	(11)	(353)	(5,830)	-	(96,619)
Materials	(7,957)	(26,940)	(583)	(601)	(74)	(63)	(2)	(164)	-	(36,384)
Raw material and s upplies - energy production	(9,370)	-	-	-	-	(677,934)	-	-	637,194	(50,110)
Natural gas and supplies for gas business	-	-	-	(701,306)	-	-	-	-	-	(701,306)
Third-party services	(54,577)	(133,298)	(9,571)	(9,099)	(4,316)	(21,296)	(704)	(2,476)	34,833	(200,504)
Depreciation and a mortization	(145,918)	(109,252)	(13,912)	(8,077)	(13,412)	(17,213)	(1)	(377)	-	(308,162)
Provisions a nd reversals	(56,933)	(88,744)	(1,732)	123	-	-	-	(1,716)	-	(149,002)
Construction cost	(116,943)	(484,892)	-	(24,728)	-	-	-	-	-	(626,563)
Other operating costs and expenses	(77,713)	(71,354)	(5,942)	(19,950)	(4,926)	(1,865)	(759)	(4,537)	16	(187,030)
EQUITY IN EARNINGS OF SUBSIDIARIES	174,348	-	-	-	-	-	-	772,469	(862,235)	84,582
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,080,562	(425,454)	40,236	71,836	90,390	316,678	(5,578)	710,628	(862,118)	1,017,180
FINANCIAL RESULTS	71,860	83,155	1,987	1,904	(41,206)	4,450	5,279	25,720	(119)	153,030
Income tax and s ocial contribution on profit	90,796	166,767	2,168	3,722	1,982	9,415	5,386	104,946	(1,726)	383,456
Deferred income tax and social contribution on profit	(18,936)	(83,612)	(181)	(1,818)	(43,188)	(4,965)	(107)	(79,226)	1,607	(230,426)
EARNINGS BEFORE INCOME TAXES	1,152,422	(342,299)	42,223	73,740	49,184	321,128	(299)	736,348	(862,237)	1,170,210
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(331,105)	113,402	(14,328)	(25,697)	(16,716)	(76,285)	(882)	12,707	-	(338,904)
Operational Profit	(408,127)	-	(14,400)	(31,828)	(17,249)	(76,285)	(882)	-	-	(548,771)
Deferred income tax and social contribution	77,022	113,402	72	6,131	533	-	-	12,707	-	209,867
NET INCOME	821,317	(228,897)	27,895	48,043	32,468	244,843	(1,181)	749,055	(862,237)	831,306
Attributed to controlling shareholders	-	-	-	-	-	-	-	-	-	749,055
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	82,251
EBITDA	1,226,480	(316,202)	54,148	79,913	103,802	333,891	(5,577)	711,005	(862,118)	1,325,342
¹ Wind Farms, Copel Renováveis and Copel Participações

58
* Amounts subject to rounding.

Earnings Release 2Q15

	Geração e					UEG
Income Statement 2Q15	Transmissão	Distribuição	Telecom	Compagas	Elejor	Araucária	Other¹	Holding	Eliminations	Consolidated
NET OPERATING INCOME	659,580	2,482,152	67,870	470,339	58,659	560,213	42,137	-	(432,112)	3,908,838
Electricity sales to final customers	145,575	1,275,981	-	-	-	-	-	-	(1,098)	1,420,458
Electricity sales to distributors	386,409	65,312	-	-	58,661	560,213	42,137	-	(71,126)	1,041,606
Use of the main dis tributi on and transmission grid	59,871	440,337	-	-	-	-	-	-	(19,576)	480,632
Construction revenue	55,770	198,153	-	19,039	-	-	-	-	-	272,962
Telecommunicati ons	-	-	58,308	-	-	-	-	-	(7,005)	51,303
Distribution of piped gas	-	-	-	451,307	-	-	-	-	(312,105)	139,202
Sectorial assets and liabilities result	-	478,136	-	-	-	-	-	-	-	478,136
Other operating revenues	11,955	24,233	9,562	(7)	(2)	-	-	-	(21,202)	24,539
OPERATING COSTS AND EXPENSES	(677,606)	(2,342,808)	(45,901)	(451,207)	(28,585)	(421,425)	(66,123)	(29,558)	436,280	(3,626,933)
Energy purchased for resale	(221,895)	(1,565,620)	-	-	(14,538)	-	(44,691)	-	71,126	(1,775,618)
Charges of the main distribution and transmission grid	(59,156)	(146,615)	-	-	(2,262)	(4,598)	(2,602)	-	18,937	(196,296)
Personnel and management	(55,196)	(143,388)	(19,372)	(7,782)	(788)	(615)	(5,267)	(17,561)	-	(249,969)
Private pension and health plans	(13,970)	(40,292)	(4,274)	(561)	-	(57)	(522)	(2,034)	-	(61,710)
Materials	(4,025)	(12,173)	(484)	(482)	(53)	(57)	(44)	(205)	-	(17,523)
Raw material and supplies - energy production	(7,929)	-	-	-	-	(391,315)	-	-	312,915	(86,329)
Natural gas and supplies for gas business	-	-	-	(405,422)	-	-	-	-	-	(405,422)
Third-party services	(27,503)	(89,739)	(7,505)	(4,575)	(2,584)	(15,131)	(1,853)	(3,211)	27,745	(124,356)
Depreciation and amortization	(69,882)	(56,369)	(7,666)	(4,956)	(6,709)	(8,659)	(10,329)	(1,268)	-	(165,838)
Provisions and reversals	(115,063)	(67,963)	(778)	(358)	401	-	-	(3,326)	4,168	(182,919)
Construction cost	(71,701)	(198,153)	-	(19,039)	-	-	-	-	-	(288,893)
Other operating costs and expenses	(31,286)	(22,496)	(5,822)	(8,032)	(2,052)	(993)	(815)	(1,953)	1,389	(72,060)
EQUITY IN EARNINGS OF SUBSIDIARIES	87,233	-	-	-	-	-	(3,784)	304,726	(342,728)	45,447
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	69,207	139,344	21,969	19,132	30,074	138,788	(27,770)	275,168	(338,560)	327,352
FINANCIAL RESULTS	72,643	77,912	68	(317)	(25,887)	12,256	(5,392)	(10,654)	-	120,629
Financial income	103,698	130,559	469	2,757	493	12,984	2,827	54,850	(2)	308,635
Financial expenses	(31,055)	(52,647)	(401)	(3,074)	(26,380)	(728)	(8,219)	(65,504)	2	(188,006)
OPERATIONAL EXPENSES / INCOME	141,850	217,256	22,037	18,815	4,187	151,044	(33,162)	264,514	(338,560)	447,981
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(18,047)	(74,761)	(7,364)	(6,838)	(1,415)	(51,159)	2,793	10,825	-	(145,966)
Income tax and social contribution on profit	(92,523)	-	(6,423)	(8,857)	(1,090)	(51,159)	(1,762)	-	-	(161,814)
Deferred income tax and social contribution on profit	74,476	(74,761)	(941)	2,019	(325)	-	4,555	10,825	-	15,848
NET INCOME	123,803	142,495	14,673	11,977	2,772	99,885	(30,369)	275,339	(338,560)	302,015
Attributed to controlling shareholders	-	-	-	-	-	-	-	-	-	275,339
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	26,676
EBITDA	139,089	195,713	29,635	24,088	36,783	147,447	(17,441)	276,436	(338,560)	493,190
¹ Wind Farms, Copel Renováveis and Copel Participações

59
* Amounts subject to rounding.

Earnings Release 2Q15

	Geração e					UEG
Income Statement 2Q14	Transmissão	Distribuição	Telecom	Compagas	Elejor	Araucária	Other¹	Holding	Eliminations	Consolidated
NET OPERATING INCOME	810,142	1,617,696	49,179	460,222	63,011	568,751	-	-	(450,827)	3,118,174
Electricity sales to final customers	121,833	799,132	-	-	-	-	-	-	(534)	920,431
Electri city sales to distributors	570,502	41,219	-	-	63,011	572,143	-	-	(73,979)	1,172,896
Use of the main distribution and transmission grid	41,584	479,845	-	-	-	-	-	-	(18,045)	503,384
Construction revenue	67,412	253,976	-	15,323	-	-	-	-	-	336,711
Telecommunications	-	-	47,646	-	-	-	-	-	(7,606)	40,040
Distribution of piped gas	-	-	-	444,855	-	-	-	-	(340,251)	104,604
Other operating revenues	8,811	43,524	1,533	44	-	(3,392)	-	-	(10,412)	40,108
OPERATING COSTS AND EXPENSES	(385,794)	(1,968,033)	(29,357)	(436,810)	(18,953)	(410,110)	(2,363)	(34,422)	450,946	(2,834,896)
Energy purchased for resale	(30,601)	(1,230,882)	-	-	(4,742)	-	-	-	73,978	(1,192,247)
Charges of the main distribution and transmission grid	(53,049)	(86,914)	-	-	(1,943)	(3,686)	-	-	18,196	(127,396)
Personnel and management	(50,503)	(133,190)	(11,326)	(6,857)	(782)	(382)	(2,201)	(24,373)	-	(229,614)
Pri vate pension and health plans	(12,110)	(29,209)	(1,850)	(483)	-	(11)	(189)	(3,350)	-	(47,202)
Materials	(3,125)	(14,198)	(296)	(373)	(45)	(37)	(1)	(123)	-	(18,198)
Raw material and supplies - energy production	(5,434)	-	-	-	-	(379,976)	-	-	340,228	(45,182)
Natural gas and supplies for gas business	-	-	-	(386,548)	-	-	-	-	-	(386,548)
Third-party services	(26,067)	(70,706)	(5,284)	(4,833)	(2,189)	(16,499)	115	(1,759)	18,503	(108,719)
Depreciation and amortization	(72,665)	(54,853)	(7,119)	(4,049)	(6,707)	(8,607)	(1)	(189)	-	(154,190)
Provisions and reversals	(35,228)	(50,827)	(581)	12	-	-	-	(1,344)	-	(87,968)
Construction cost	(58,983)	(253,976)	-	(15,323)	-	-	-	-	-	(328,282)
Other operating costs and expenses	(38,029)	(43,278)	(2,901)	(18,356)	(2,545)	(912)	(86)	(3,284)	41	(109,350)
EQUITY IN EARNINGS OF SUBSIDIARIES	84,636	-	-	-	-	-	-	243,283	(298,606)	29,313
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	508,984	(350,337)	19,822	23,412	44,058	158,641	(2,363)	208,861	(298,487)	312,591
FINANCIAL RESULTS	35,906	27,330	746	1,267	(15,008)	1,862	2,248	(12,169)	(119)	42,063
Financial income	44,948	63,114	1,132	2,073	749	4,560	2,283	41,205	(1,619)	158,445
Financial expenses	(9,042)	(35,784)	(386)	(806)	(15,757)	(2,698)	(35)	(53,374)	1,500	(116,382)
OPERATIONAL EXPENSES / INCOME	544,890	(323,007)	20,568	24,679	29,050	160,503	(115)	196,692	(298,606)	354,654
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(155,128)	108,685	(6,979)	(8,878)	(9,877)	(49,135)	(882)	15,796	-	(106,398)
Income tax and social contribution on profit	(191,680)	2,549	(6,263)	(14,646)	(7,666)	(49,135)	(882)	2,023	-	(265,700)
Deferred income tax and social contribution on profit	36,552	106,136	(716)	5,768	(2,211)	-	-	13,773	-	159,302
NET INCOME	389,762	(214,322)	13,589	15,801	19,173	111,368	(997)	212,488	(298,606)	248,256
Attributed to controlling shareholders	-	-	-	-	-	-	-	-	-	212,488
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	35,768
EBITDA	581,649	(295,484)	26,941	27,461	50,765	167,248	(2,362)	209,050	(298,487)	466,781
¹ Wind Farms , Copel Renováveis and Copel Participações

60
* Amounts subject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.